UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

 Central Puerto S.A.Estados Financieros Consolidados Condensados y Reseña Informativa correspondientes al período de nueve meses finalizado el 30 de septiembre de 2026, juntamente con el Informe de revisión de estados financieros consolidados condensados de período intermedio y el Informe de la Comisión FiscalizadoraCENTRAL PUERTO SOCIEDAD ANÓNIMA NÓMINA DEL DIRECTORIO Y DE LA COMISIÓN FISCALIZADORA DIRECTORES TITULARES: DIRECTORES SUPLENTES: SÍNDICOS TITULARES: SÍNDICOS SUPLENTES: Osvaldo Reca Miguel Dodero José Luis Morea Tomás White Marcelo Atilio Suva Jorge Eduardo Villegas Martina Blanco Diego Petracci Martín Lhez Fernando Bonnet José Manuel Ortíz Adrián Gustavo Salvatore Martín Orozco Mario Elizalde José Manuel Pazos Alejo Villegas Ramón Nazareno Ulloa Carlos César Adolfo Halladjian Eduardo Antonio Erosa Juan Antonio Nicholson Carlos Adolfo Zlotnitzky Cristina Margarita De Giorgio Lucas Nicholson - 1 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106Domicilio legal: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República ArgentinaEJERCICIO ECONÓMICO N° 35 INICIADO EL 1° DE ENERO DE 2026ESTADOS FINANCIEROS CONSOLIDADOS CONDENSADOS CORRESPONDIENTESAL PERÍODO DE NUEVE MESES FINALIZADO EL 30 DE SEPTIEMBRE DE 2026Clave Única de Identificación Tributaria (C.U.I.T.) N°: 33-65030549-9.Fecha de inscripción en el Registro Público de Comercio: – Del contrato social: 13 de marzo de 1992. – De la última modificación del estatuto: 29 de diciembre de 2022.Número de registro en la Inspección General de Justicia (“IGJ”): 1.855 del Libro 110, Tomo A de Sociedades Anónimas.Fecha de finalización del contrato social: 13 de marzo de 2091.Sociedad No Adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria.COMPOSICIÓN DEL CAPITAL SOCIAL(Cifras expresadas en pesos)1.513.770.222 acciones ordinarias escriturales de valor nominal 1, de 1 voto por acción. 1.498.245.044 15.525.178 (1) 1.513.770.222 Suscripto, integrado y emitido Clase de acciones Total Acciones en circulación Acciones en cartera(1) Ver Nota 7.3.7. y Nota 9.- 2 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106ESTADO CONSOLIDADO DE RESULTADOS correspondiente al período de nueve y tres meses finalizado el 30 de septiembre de 2026Notas 01-01-2026 al 30-09-2026 01-01-2025 al 30-09-2025 01-07-2026 al 30-09-2026 01-07-2025 al 30-09-2025 ARS 000 ARS 000 ARS 000 ARS 000 Ingresos de actividades ordinarias 4 1.790.890.459 783.613.662 798.590.150 319.592.490 Costo de ventas Anexo F (1.206.963.053) (485.807.018) (542.362.172) (188.023.468) Ganancia bruta 583.927.406 297.806.644 256.227.978 131.569.022 Gastos de administración y comercialización (103.200.340) (68.188.840) (37.810.301) (24.671.065) Otros ingresos operativos 5.1 46.310.184 95.759.953 10.008.741 43.871.589 Otros gastos operativos 5.2 (9.428.054) (13.070.866) (4.101.304) (8.698.692) Ganancia operativa 517.609.196 312.306.891 224.325.114 142.070.854 Resultado por exposición al cambio de poder adquisitivo de la moneda (1) (1.737.279) (24.199.717) (519.038) (6.789.942) Ingresos financieros 5.3 30.585.233 85.167.543 5.434.903 24.945.386 Costos financieros 5.4 (86.164.505) (181.830.573) (46.884.473) (86.184.957) Participación en los resultados netos de asociadas (2.303.363) 55.279.768 (453.034) (335.727) Resultado por inversiones en entidades medidas a su valor razonable 58.441.530 88.453.045 12.227.406 45.368.376 Ganancia antes de impuesto a las ganancias 516.430.812 335.176.957 194.130.878 119.073.990 Impuesto a las ganancias del período (44.548.281) (8.520.528) (39.806.948) 20.878.269 Ganancia neta del período 471.882.531 326.656.429 154.323.930 139.952.259 Atribuible a:– Propietarios de la controladora 448.963.348 323.504.796 146.896.878 139.795.312 – Participaciones no controladoras 22.919.183 3.151.633 7.427.052 156.947 471.882.531 326.656.429 154.323.930 139.952.259 Ganancia por acción: – Básica y diluida (ARS) 299,37 215,33 97,95 93,03 3 meses No auditado 6 Anexo H 9 meses No auditado(1) Corresponde a las subsidiarias cuya moneda funcional es el peso argentino. Ver Nota 2.2.4.- 3 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106ESTADO CONSOLIDADO DEL RESULTADO INTEGRAL correspondiente al período de nueve y tres meses finalizado el 30 de septiembre de 2026Notas 01-01-2026 al 30-09-2026 01-01-2025 al 30-09-2025 01-07-2026 al 30-09-2026 01-07-2025 al 30-09-2025 ARS 000 ARS 000 ARS 000 ARS 000 Ganancia neta del período 471.882.531 326.656.429 154.323.930 139.952.259 Otro resultado integral del período Otro resultado integral del período que no se reclasificará a resultados en ejercicios posteriores Diferencia de conversión (1) 138.336.211 - 91.220.929 - Cambios en el valor razonable de las inversiones medidas a valor razonable con cambios en otro resultado integral 67.923.480 - 67.923.480 - Efecto en el impuesto a las ganancias (23.749.759) - (23.749.759) - 182.509.932 - 135.394.650 - Otro resultado integral del período que se reclasificará a resultados en ejercicios posteriores Diferencia de conversión (2) 59.639.449 - 13.044.966 - Otro resultado integral neto del período 242.149.381 - 148.439.616 - Resultado integral total neto del período 714.031.912 326.656.429 302.763.546 139.952.259 Atribuible a:– Propietarios de la controladora 684.949.874 323.504.796 290.668.231 139.795.312 – Participaciones no controladoras 29.082.038 3.151.633 12.095.315 156.947 714.031.912 326.656.429 302.763.546 139.952.259 9 meses 3 meses No auditado No auditado(1) Corresponde a la diferencia de cambio resultante del proceso de conversión a moneda de presentación descripto en la Nota 2.2.5. (2) Corresponde a las diferencias de cambio generadas por el proceso de conversión de las subsidiarias con moneda funcional diferente a la de la Sociedad. Ver Nota 2.2.4.- 4 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106ESTADO CONSOLIDADO DE SITUACIÓN FINANCIERA al 30 de septiembre de 2026 30-09-2026 31-12-2025 Notas No auditado Auditado ARS 000 ARS 000 Activos no corrientes Propiedades, planta y equipo Anexo A 2.596.252.963 2.345.654.169 Activos intangibles Anexo B 119.157.316 40.473.069 Concesión Hidroelectrica Piedra del Aguila 362.352.137 - Activos biológicos 240.819.199 191.637.865 Inversión en asociadas 57.045.268 28.597.156 Inventarios 14.399.364 12.616.367 Otros activos no financieros 8.1 40.995.408 11.510.998 Deudores comerciales y otras cuentas por cobrar 7.1 60.173.322 128.190.179 Otros activos financieros 7.4 152.763.417 184.566.743 Activo por impuesto diferido 6 70.126.359 4.177.107 3.714.084.753 2.947.423.653 Activos corrientes Activos biológicos 20.556.867 13.326.868 Inventarios 49.372.282 28.256.203 Otros activos no financieros 8.1 68.580.536 22.513.960 Deudores comerciales y otras cuentas por cobrar 7.1 629.932.733 320.407.780 Otros activos financieros 7.4 271.238.083 300.180.651 Efectivo y colocaciones a corto plazo 241.192.381 37.680.683 1.280.872.882 722.366.145 Total de activos 4.994.957.635 3.669.789.798 Patrimonio y pasivos Capital 1.498.245 1.499.862 Ajuste de capital 583.482.644 559.576.397 Acciones propias en cartera 15.525 13.908 Ajuste integral de las acciones en cartera 4.424.834 4.242.126 Costo de acciones propias en cartera (12.164.823) (8.536.133) Reserva legal 119.131.797 142.339.738 Reserva facultativa 1.034.319.423 992.046.623 Otras cuentas del patrimonio (50.038.245) (47.993.780) Reserva facultativa para futura distribución de dividendos 714.324.622 575.633.604 Resultados no asignados 490.209.046 332.495.992 Reserva por cambios en el valor razonable de activos financieros con cambios en ORI 42.277.632 - Otros resultados integrales acumulados 59.639.449 - Patrimonio atribuible a los propietarios de la controladora 2.987.120.149 2.551.318.337 Participaciones no controladoras 109.899.065 64.799.571 Patrimonio total 3.097.019.214 2.616.117.908 Pasivos no corrientes Otros pasivos no financieros 8.2 13.959.434 21.740.625 Pasivos por arrendamientos 27.823.297 1.635.420 Deudas y préstamos que devengan interés 7.3 861.813.768 348.936.328 Pasivo por compensaciones y beneficios a los empleados 8.3 11.307.718 9.711.512 Provisiones 19.152.125 7.855.229 Impuesto a las ganancias a pagar - Plan de facilidades de pago 14.033.767 8.936.599 Pasivo por impuesto diferido 6 161.587.806 247.377.701 1.109.677.915 646.193.414 Pasivos corrientes Cuentas por pagar comerciales y otras cuentas por pagar 7.2 192.649.898 124.200.105 Otros pasivos no financieros 8.2 151.285.859 55.889.270 Pasivos por arrendamientos 2.019.127 448.397 Deudas y préstamos que devengan interés 7.3 172.038.419 144.088.726 Pasivo por compensaciones y beneficios a empleados 8.3 48.449.946 43.560.463 Impuesto a las ganancias a pagar 217.232.883 35.847.171 Provisiones Anexo E 4.584.374 3.444.344 788.260.506 407.478.476 Total de pasivos 1.897.938.421 1.053.671.890 Total de patrimonio y pasivos 4.994.957.635 3.669.789.798 - 5 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ESTADO CONSOLIDADO DE CAMBIOS EN EL PATRIMONIO correspondiente al período de nueve meses finalizado el 30 de septiembre de 2026Valor Nominal Ajuste de capital Acciones propias en cartera Ajuste integral de las acciones en cartera Costo de acciones propias en cartera Reserva legal Reserva facultativa Otras cuentas del patrimonio Reserva facultativa para futura distribución de dividendos Resultados no Asignados Reserva por cambios en el valor razonable de activos financieros con cambios en ORI Otros resultados integrales acumulados Total Participaciones no controladoras Total ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 Al 1° de enero de 2026 1.499.862 559.576.397 13.908 4.242.126 (8.536.133) 142.339.738 992.046.623 (47.993.780) 575.633.604 332.495.992 - - 2.551.318.337 64.799.571 2.616.117.908 Ganancia neta del período- - - - - - - - 448.963.348 - - 448.963.348 22.919.183 471.882.531 Otro resultado integral del período- 23.906.247 - 182.708 (373.215) 6.065.338 42.272.800 (2.044.465) 22.814.334 41.245.698 42.277.632 59.639.449 235.986.526 6.162.855 242.149.381 Resultado integral total neto del período- 23.906.247 - 182.708 (373.215) 6.065.338 42.272.800 (2.044.465) 22.814.334 490.209.046 42.277.632 59.639.449 684.949.874 29.082.038 714.031.912 Disposiciones de la Asamblea General de Accionistas del 30 de abril de 2026:- Incremento de reserva facultativa para futura distribución de dividendos- - - - - (29.273.279) - - 361.769.271 (332.495.992) - - - - Adquisición de acciones propias (Nota 7.3.7) (1.617) 1.617 (3.255.475) - - - - - - (3.255.475) - (3.255.475) Distribución de dividendos (Nota 9)- - - - - - - - (245.892.587) - - (245.892.587) - (245.892.587) Distribución de dividendos de sociedad subsidiaria (1)- - - - - - - - - - - - (2.503.098) (2.503.098) Aporte de capital en sociedad subsidiaria (Nota 10)- - - - - - - - - - - - 18.520.554 18.520.554 Al 30 de septiembre de 2026 1.498.245 583.482.644 15.525 4.424.834 (12.164.823) 119.131.797 1.034.319.423 (50.038.245) 714.324.622 490.209.046 42.277.632 59.639.449 2.987.120.149 109.899.065 3.097.019.214 Capital social Aportes de los propietarios Resultados acumulados(1) Corresponde a la distribución de dividendos dispuesta por la Asamblea General de Accionistas de fecha 21 de abril de 2026 de la sociedad subsidiaria Central Vuelta de Obligado S.A.- 6 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ESTADO CONSOLIDADO DE CAMBIOS EN EL PATRIMONIO correspondiente al período de nueve meses finalizado el 30 de septiembre de 2025Valor Nominal Ajuste de capital Acciones propias en cartera Ajuste integral de las acciones en cartera Costo de acciones propias en cartera Reserva legal Reserva facultativa Otras cuentas del patrimonio Reserva facultativa para futura distribución de dividendos Resultados No Asignados Total Participaciones no controladoras Total ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 Al 1° de enero de 2025 1.502.618 653.383.080 11.402 4.958.745 (4.644.306) 129.249.803 919.782.164 (45.212.875) 474.329.926 62.093.697 2.195.454.254 76.907.411 2.272.361.665 Ganancia neta del período- - - - - - - - - 323.504.796 323.504.796 3.151.633 326.656.429 Resultado integral total neto del período- - - - - - - - - 323.504.796 323.504.796 3.151.633 326.656.429 Disposiciones de la Asamblea General de Accionistas del 30 de abril de 2025:- Incremento de reserva legal- - - - - 2.721.366 - - - (2.721.366) - - - - Incremento de reserva facultativa para futura distribución de dividendos- - - - - - - - 59.372.332 (59.372.332) - - - Transacciones de patrimonio (Nota 10)- - - - - - - 729.715 - (12.758.844) (12.029.129) (21.876.744) (33.905.873) Adquisición de acciones propias (Nota 7.3.7) (240) (104.359) 240 104.359 (298.024) - - - - - (298.024) - (298.024) Escisión de Grupo Ecogas- (134.594.691) - (1.020.398) - - - - - - (135.615.089) - (135.615.089) Distribución de dividendos de sociedad subsidiaria (1)- - - - - - - - - - - (936.324) (936.324) Al 30 de septiembre de 2025 1.502.378 518.684.030 11.642 4.042.706 (4.942.330) 131.971.169 919.782.164 (44.483.160) 533.702.258 310.745.951 2.371.016.808 57.245.976 2.428.262.784 Aportes de los propietarios Capital social Resultados acumulados(1) Corresponde a la distribución de dividendos dispuesta por la Asamblea General de Accionistas de fecha 14 de mayo de 2025 de la sociedad subsidiaria Central Vuelta de Obligado S.A.- 7 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO correspondiente al período de nueve meses finalizado el 30 de septiembre de 202630-09-2026 30-09-2025 ARS 000 ARS 000 Actividades de operación Ganancia del período antes del impuesto a las ganancias 516.430.812 335.176.957 Ajustes para conciliar la ganancia del período antes del impuesto a las ganancias con los flujos netos de efectivo: Depreciación de propiedades, planta y equipos 157.800.750 88.339.272 Amortización de activos intangibles 2.649.958 1.578.832 Concesión Hidroeléctrica Piedra del Aguila 8.840.169 - Resultado por baja de propiedades, planta y equipos e inventario 2.258.745 65.219 Cargo / (Recupero) por descuento de créditos fiscales 5.715 (173.411) Intereses de clientes ganados (12.181.042) (15.770.203) Ingresos financieros (30.585.233) (85.167.543) Costos financieros 86.164.505 181.830.573 Recupero de seguros (2.717.564) (7.359.730) Participación en los resultados netos de asociadas 2.303.363 (55.279.768) Resultado por inversiones en entidades medidas a valor razonable (58.441.530) (88.453.045) Movimiento en provisiones y cargo plan de beneficios a largo plazo a los empleados 4.280.874 4.290.368 Revaluación de activos biológicos (16.627.513) (17.728.481) Diferencia de cambio de clientes- (48.438.299) Resultado por exposición al cambio de poder adquisitivo de la moneda 1.737.279 (35.531.385) Cambios en los activos y pasivos operativos: Aumento de deudores comerciales y otras cuentas por cobrar (194.197.027) (9.004.676) Aumento de otros activos no financieros, inventarios y activos biológicos (88.111.900) (17.732.967) Aumento / (Disminución) de cuentas por pagar comerciales, otras cuentas por pagar, otros pasivos no financieros, pasivo por arrendamientos y pasivos por beneficios a los empleados 113.064.066 (6.057.697) Intereses cobrados de clientes 9.423.684 14.690.749 Impuesto a las ganancias pagado (37.525.488) (31.298.902) Intereses fiscales pagados (3.209.802) (283.767) Servicios de transporte de gas natural pagados (26.651.049) - Recupero de seguros cobrado 14.377.292 10.511.846 Flujo neto de efectivo procedente de las actividades de operación 449.089.064 218.203.942 Actividades de inversión Adquisición de propiedades, planta y equipo, e inventario (162.786.077) (184.779.420) Dividendos cobrados- 24.881.492 Adquisición de Concesión Hidroeléctrica Piedra del Aguila (347.559.492) - Adquisición de asociadas y activos de exploración y evaluación de hidrocarburos (78.050.246) (6.200.577) Venta de inversiones en entidades medidas a su valor razonable 237.371.582 - Adquisición de otros activos financieros, neta (51.810.244) (77.849.926) Aportes de capital en asociadas (11.994.704) - Flujo neto de efectivo utilizado en las actividades de inversión (414.829.181) (243.948.431) Actividades de financiación Obtención de adelantos en cuentas corrientes bancarias y cuentas comitentes 35.633.580 40.202.055 Cancelación de adelantos en cuentas corrientes bancarias y cuentas comitentes (50.773.656) (26.521.041) Préstamos y otras deudas financieras recibidos 984.462.378 168.699.589 Préstamos y otras deudas financieras pagados (504.090.808) (82.641.762) Intereses y otros costos financieros de préstamos y otras deudas financieras pagados (35.153.524) (23.555.298) Comisiones y gastos bancarios pagados (1.172.730) (1.299.297) Dividendos pagados (245.892.587) (936.325) Recompra de acciones propias (3.255.475) - Flujo neto de efectivo procedente de las actividades de financiación 179.757.178 73.947.921 Aumento neto del efectivo y colocaciones a corto plazo 214.017.061 48.203.432 Diferencia de cambio, efecto de conversión y otros resultados financieros (4.248.126) 17.908.217 RECPAM generado por el efectivo y las colocaciones a corto plazo (6.257.237) (3.904.042) Efectivo y colocaciones a corto plazo al 1° de enero 37.680.683 4.686.436 Efectivo y colocaciones a corto plazo al 30 de septiembre 241.192.381 66.894.043 No auditado- 8 - CENTRAL PUERTO SOCIEDAD ANÓNIMA NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS correspondientes al período de nueve meses finalizado el 30 de septiembre de 2026 1. Información corporativa y actividad principal del Grupo Central Puerto S.A. (en adelante, “la Sociedad” o “CPSA”) y las sociedades que componen el grupo económico (en adelante, “el Grupo”) configuran un grupo integrado de empresas relacionadas con el sector energético, que realiza actividades principalmente de generación de energía eléctrica. CPSA fue creada por el Decreto N°122/92 del Poder Ejecutivo Nacional (“PEN”), en cumplimiento de lo previsto en la Ley N°24.065, que declaró sujeta a privatización total la actividad de generación, transporte, distribución y comercialización de energía eléctrica a cargo de Servicios Eléctricos del Gran Buenos Aires S.A. El 1° de abril de 1992 se realizó la toma de posesión de Central Puerto S.A. por parte del Consorcio Adjudicatario, iniciando así sus operaciones la nueva sociedad. Nuestras acciones se encuentran listadas en el BYMA ("Bolsas y Mercados Argentinos") y, desde el 2 de febrero de 2018, en la NYSE (“New York Stock Exchange”) bajo el símbolo “CEPU”. Para llevar a cabo su actividad de generación de energía eléctrica el Grupo posee los siguientes activos: – Las centrales térmicas Puerto Nuevo y Nuevo Puerto, ubicadas en la Ciudad Autónoma de Buenos Aires con una potencia instalada térmica total de 1.747 MW con una planta de ciclo combinado y de turbogrupos a vapor. – Centrales térmicas ubicadas en la localidad de Luján de Cuyo, Provincia de Mendoza, con una potencia conjunta instalada de 576 MW y de 125 tn/h de producción de vapor. – La concesión del Complejo Hidroeléctrico Piedra del Águila, ubicado sobre el Río Limay, en la Provincia del Neuquén que dispone de cuatro unidades generadoras de 360 MW de potencia cada una. – La central térmica de ciclo combinado Brigadier López ubicada en la localidad de Sauce Viejo, Provincia de Santa Fe, con una potencia instalada de 421 MW. – La central térmica de cogeneración Terminal 6 - San Lorenzo, ubicada en el Municipio de Puerto General San Martín, Provincia de Santa Fe, con una potencia instalada de 391 MW y una capacidad de producción de vapor de 340 tn/h. – La central térmica Costanera ubicada en la ciudad de Buenos Aires conformada por cuatro unidades turbo- vapor con una capacidad instalada de 661 MW y dos centrales eléctricas a ciclo combinado cuya potencia es de 1.128 MW. – Centrales de generación a partir de la utilización de fuentes de energía renovables con una capacidad de 568,8 MW de potencia habilitada comercialmente de fuentes de energía renovables, que se distribuye de la siguiente manera: (i) parque eólico La Castellana 100,8 MW; (ii) parque eólico La Castellana II 15,2 MW; (iii) parque eólico La Genoveva 88,2 MW; (iv) parque eólico La Genoveva II 41,8 MW; (v) parque eólico Achiras 48 MW; (vi) parque eólico Los Olivos 22,8 MW, (vii) parque eólico Manque 57 MW, (viii) parque solar Guañizuil II A 100 MW, (ix) parque solar Cafayate 80 MW y (x) parque solar San Carlos 15 MW. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 9 - CENTRAL PUERTO SOCIEDAD ANÓNIMA – Participaciones accionarias en las sociedades Termoeléctrica José de San Martín S.A. (“TSM”) y Termoeléctrica Manuel Belgrano S.A. (“TMB”), titulares de centrales de generación térmica con una potencia instalada de 865 MW y 873 MW, respectivamente (ver Nota 11.4), y en la sociedad Central Vuelta de Obligado S.A. (“CVOSA”), cuyo objeto fue el gerenciamiento de la construcción y actualmente de la operación de una central eléctrica a ciclo combinado, cuya potencia es de 816 MW. Asimismo, con fecha 19 de julio de 2018, el Ente Nacional Regulador del Gas (Enargas) inscribió a la Sociedad en el Registro de Comercializadores y Contratos de Comercialización del Enargas. Más adelante, con fecha 22 de marzo de 2024 la sociedad controlada Puerto Energía S.A.U. también fue inscripta como comercializadora de gas natural en dicho registro, en tanto que con fecha 20 de septiembre del 2024 se autorizó su ingreso como Participante Comercializador del Mercado Eléctrico Mayorista ("MEM"). A través de Proener S.A.U., sociedad íntegramente controlada por CPSA, el Grupo participa en el sector forestal al ser Proener S.A.U. la sociedad controlante de las sociedades: a) Forestal Argentina S.A., dueña de activos forestales consistentes en aproximadamente 141.000 hectáreas en las provincias de Entre Ríos y Corrientes, de las cuales aproximadamente 77.500 hectáreas se consideran plantables, encontrándose a la fecha aproximadamente 67.000 hectáreas plantadas con eucalipto y pino; y b) Loma Alta Forestal S.A., dueña de activos forestales consistentes en aproximadamente 19.400 hectáreas en la provincia de Corrientes, de las cuales aproximadamente 10.400 hectáreas se encuentran plantadas con pino. Por otra parte, el Grupo ha comenzado a participar en el sector minero a través de una participación en el proyecto minero de litio Tres Cruces ubicado en la provincia de Catamarca (ver Nota 11.1) y una participación en el proyecto minero de plata y oro Diablillos ubicado en el noroeste argentino, la cual fue vendida en septiembre de 2026 (ver Nota 11.5). A su vez, a partir de abril de 2026 el Grupo ha comenzado a participar en el sector petrolero a través de la incorporación de la concesión de hidrocarburos sobre el bloque denominado Aguada del Chivato / Aguada Bocarey, ubicado en la Cuenca Neuquina (ver Nota 11.2). Por último, hasta el 30 de septiembre de 2025 el Grupo estuvo vinculado al sector de distribución de gas natural en las regiones de Cuyo y Centro de la República Argentina, a través de la inversión en las sociedades asociadas pertenecientes al Grupo ECOGAS. La emisión de los estados financieros consolidados del Grupo correspondientes al período de nueve meses finalizado el 30 de septiembre de 2026 fue aprobada por el Directorio de la Sociedad el 6 de noviembre de 2026. 1.1. Resumen del mercado eléctrico argentino Las transacciones entre los distintos participantes en la industria de electricidad tienen lugar a través del MEM, que es un mercado en el que los generadores, distribuidores y los grandes usuarios compran y venden electricidad a precios determinados por la oferta y demanda (“Mercado a término”) y también, donde los precios son establecidos sobre una base horaria de costo de producción, representado por el costo marginal de corto plazo medido en el sistema de interconexión (“Mercado Spot”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima), es una organización cuasi - gubernamental la cual fue establecida para administrar al MEM y funciona como una cámara de compensación para los diferentes participantes del mercado que operan en el MEM. Sus principales funciones incluyen el funcionamiento del MEM, el despacho de generación y el cálculo de los precios en el Mercado Spot, la operación en tiempo real del sistema eléctrico y la administración de las transacciones comerciales en el mercado eléctrico. Después de la crisis económica de Argentina en 2001 y 2002, y tras la salida de la Ley de Convertibilidad, los costos de los generadores aumentaron como resultado de la devaluación del peso argentino y también se Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 10 - CENTRAL PUERTO SOCIEDAD ANÓNIMA incrementó el precio de los combustibles utilizados para generación. Los crecientes costos de generación combinados con el congelamiento de tarifas al usuario final decidido por la administración de ese momento condujeron a un permanente déficit en las cuentas de CAMMESA y por ello se vio en dificultades para abonar las compras de energía a los generadores. Debido a este déficit estructural, la Secretaría de Energía de ese entonces sancionó una serie de regulaciones para mantener el sistema eléctrico en funcionamiento a pesar del déficit. Durante 2025, a partir de la emisión del Decreto PEN N° 450/2025, se aprobaron adecuaciones y modificaciones a las Leyes de Energía Eléctrica N° 15.336 y N° 24.065, que componen el Marco Regulatorio Eléctrico, en base a la delegación efectuada por la Ley de Bases (ver Nota 13). Las bases de delegación se orientaron a recuperar el objetivo de reducir la intervención del Estado Nacional en el sistema de precios y contrataciones a fin de brindar una mayor libertad a los actores privados y una mayor seguridad jurídica que asegure el suministro a largo plazo. Por otro lado, se consolidó el régimen federal de energía eléctrica preservando la primacía del régimen regulatorio nacional respecto de disposiciones locales, a fin de no obstaculizar la libre circulación de la energía. De esta forma, con fecha 20 de octubre de 2025 la Secretaría de Energía emitió la Resolución N°400/2025, por medio de la cual se aprobaron las “Reglas para la Normalización del MEM y su Adaptación Progresiva”, con las que pusieron en ejecución las modificaciones a la normativa del MEM, previstas en el Decreto N° 450/2025, con aplicación a partir del 1 de noviembre de 2025. El objetivo central de estas reglas fue reformular el MEM para establecer un sistema de precios basado en costos marginales, descentralizar la gestión de combustibles y permitir que la demanda contrate su abastecimiento a través del Mercado a Término (MAT). Disposiciones sobre centrales hidroeléctricas A partir del 11 de julio de 2023, a través de sucesivas resoluciones emitidas por la Secretaría de Energía (“SE”), fue extendido hasta el 8 de enero de 2026 el plazo para seguir operando la central hidroeléctrica Piedra del Águila. Con fecha 12 de agosto de 2024 se publicó en el Boletín Oficial el Decreto PEN N° 718/2024, el cual establecía que la SE llamaría a Concurso Público Nacional e Internacional con el fin de proceder a la venta del paquete accionario de las sociedades creadas para cada una de las centrales hidroeléctricas del Comahue. Con fecha 20 de agosto de 2025 se publicó la Resolución N° 1200 del Ministerio de Economía que dio por iniciada la venta del paquete accionario de las centrales hidroeléctricas (i) Alicurá Hidroeléctrica Argentina S.A., (ii) El Chocón Hidroeléctrica Argentina S.A., (iii) Cerros Colorados Hidroeléctrica Argentina S.A. y (iv) Piedra del Águila Hidroeléctrica Argentina S.A. (en adelante “PDAHA”), y aprobó el Pliego de Bases y Condiciones de la Licitación. En el marco del proceso de la licitación, el Ministerio de Economía de la Nación adjudicó la totalidad de las acciones de PDAHA (la nueva sociedad concesionaria del Complejo Hidroeléctrico Piedra del Águila) a CPSA como único accionista por un valor de USD 245 Millones. Con fechas 5 y 6 de enero de 2026 dicho importe fue abonado por parte de CPSA. Como consecuencia de ello, habiéndose cumplido con los requerimientos previstos en el Concurso y en el contrato de transferencia de acciones, con fecha 9 de enero de 2026: a) el Estado Nacional transfirió las acciones de PDAHA a CPSA, b) el Estado Nacional y PDAHA ratificaron los términos del Contrato de Concesión para la explotación del Complejo Hidroeléctrico Piedra del Águila por un plazo de 30 años, y c) PDAHA tomó posesión de dicho Complejo Hidroeléctrico. Dicha operación fue registrada en la cuenta "Concesión Hidroeléctrica Piedra del Aguila" del estado de situación financiera al 30 de septiembre de 2026. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 11 - CENTRAL PUERTO SOCIEDAD ANÓNIMA 2. Bases de presentación de los estados financieros consolidados 2.1. Normas contables profesionales aplicadas El Grupo prepara sus estados financieros consolidados condensados de acuerdo con las disposiciones vigentes de la Comisión Nacional de Valores (“CNV”) contenidas en el Capítulo III, Título IV de las Normas de la CNV (N.T. 2013 y modificatorias). De acuerdo con el artículo 1 de dicha sección de las Normas, las sociedades emisoras de valores negociables deben presentar sus estados financieros consolidados condensados aplicando la Resolución Técnica 26 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”), que dispone la aplicación de las Normas de Contabilidad NIIF ("Normas Internacionales de Información Financiera") emitidas por el Consejo de Normas Internacionales de Contabilidad (“IASB”), sus modificatorias y circulares de adopción de NIIF que la FACPCE dicte de acuerdo a lo establecido en aquella Resolución Técnica, y en particular para los estados financieros condensados de período intermedio deben aplicar la Norma Internacional de Contabilidad (“NIC”) 34 “Información Financiera Intermedia”. 2.2. Bases de presentación y consolidación Los presentes estados financieros consolidados condensados correspondientes al período de nueve meses finalizado el 30 de septiembre de 2026 han sido preparados aplicando el marco de información financiera prescripto por la CNV mencionado en la Nota 2.1. En la preparación de estos estados financieros consolidados condensados, el Grupo ha aplicado las principales políticas contables y los juicios, estimaciones y supuestos contables significativos descriptos en los apartados 2.3 y 2.4 de las notas a los estados financieros correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos, excepto por lo referente a la definición de moneda funcional, según se explica en la Nota 2.2.1., y lo referido a la aplicación de la NIC 29 - Información financiera en economías hiperinflacionarias ("NIC 29"). Estos estados financieros consolidados condensados incluyen toda la información necesaria para un apropiado entendimiento, por parte de los usuarios de los mismos, de los hechos y transacciones relevantes ocurridos con posterioridad a la emisión de los últimos estados financieros anuales correspondientes al ejercicio finalizado el 31 de diciembre de 2025 y hasta la fecha de emisión de los presentes estados financieros consolidados condensados de periodo intermedio. Sin embargo, estos estados financieros consolidados condensados no incluyen toda la información ni todas las revelaciones que se requieren para los estados financieros anuales preparados de conformidad con la NIC 1 (Presentación de estados financieros). Por tal motivo, estos estados financieros consolidados condensados deben ser leídos en conjunto con los estados financieros anuales correspondientes al ejercicio finalizado el 31 de diciembre de 2025. Los estados financieros consolidados condensados del Grupo se presentan en pesos argentinos, que constituye la moneda de presentación de la entidad. La moneda funcional se describe en la nota 2.2.1. Todos los valores se han redondeado a la unidad de mil más próxima (ARS 000), salvo cuando se indique lo contrario. 2.2.1. Moneda funcional y moneda de presentación De acuerdo con lo establecido por la Resolución General ("RG") N° 562 de la CNV, el Grupo debe presentar sus estados financieros consolidados en pesos argentinos (“ARS”), la cual es la moneda de presentación. La moneda funcional de cada una de las entidades que integran el Grupo es la moneda del entorno económico principal en el cual dicha entidad opera y se determina separadamente para cada entidad de acuerdo con los criterios establecidos por la NIC 21 - Efectos de las variaciones en las tasas de cambio de la moneda extranjera (“NIC 21”). La NIC 21 distingue la moneda funcional de la moneda de presentación y permite que los estados financieros sean presentados en una moneda diferente de la moneda funcional. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 12 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Para determinar la moneda funcional, cada entidad considera principalmente la moneda que influye en los precios de venta de sus bienes y servicios y la moneda que influye en los costos de mano de obra, materiales y otros costos relacionados con el suministro de dichos bienes y servicios. Cuando dichos indicadores no resultan concluyentes, se consideran asimismo otros factores, incluyendo la moneda en la cual se generan los fondos provenientes de actividades de financiación y aquella en la cual se mantienen los importes cobrados por las actividades operativas. Cuando los indicadores no resultan concluyentes o presentan resultados mixtos, la Dirección aplica juicio para determinar la moneda que representa más fielmente los efectos económicos de las transacciones, hechos y condiciones subyacentes, otorgando prioridad a los indicadores primarios antes mencionados. Sobre la base de dicho análisis, la Sociedad y determinadas subsidiarias han determinado que su moneda funcional es el dólar estadounidense (“USD”), mientras que otras subsidiarias han determinado que su moneda funcional es el ARS. La moneda funcional de cada entidad se revisa cuando se producen cambios en las transacciones, hechos o condiciones subyacentes que resultan relevantes para su determinación. 2.2.2. Cambio de moneda funcional La Sociedad y sus subsidiarias pertenecientes a los segmentos de Generación han cambiado su moneda funcional de pesos argentinos a dólares estadounidenses con efecto a partir del 1° de enero de 2026, como consecuencia de cambios en los hechos y circunstancias relevantes que afectan el entorno económico principal en el cual desarrollan sus operaciones. En particular, como parte de la evaluación de los factores establecidos por la NIC 21, la Dirección consideró, entre otros aspectos, las modificaciones en el esquema regulatorio aplicable al mercado eléctrico introducidas por la Resolución N° 400/2025 de la Secretaría de Energía, en virtud de las cuales una porción significativa de los ingresos de dichas entidades se encuentra denominada en USD, así como los restantes factores relevantes que influyen en la determinación de su moneda funcional. Sobre la base de dicho análisis, la Dirección concluyó que, a partir de esa fecha, el USD representa la moneda que refleja más adecuadamente los efectos económicos de las transacciones, hechos y condiciones subyacentes de la Sociedad y de dichas subsidiarias. Cuando se produce un cambio en la moneda funcional de una entidad del Grupo como consecuencia de una modificación en las transacciones, hechos y condiciones subyacentes que resultan relevantes para su determinación, los efectos del cambio se reconocen prospectivamente desde la fecha en que se produce dicho cambio, 1° de enero de 2026. A partir de dicha fecha, las partidas de los estados financieros son convertidas a la nueva moneda funcional utilizando el tipo de cambio vigente a la fecha del cambio. Los importes resultantes de la conversión de partidas no monetarias constituyen sus costos históricos en la nueva moneda funcional. Este tratamiento prospectivo es consistente con lo dispuesto para cambios de moneda funcional bajo la NIC 21. 2.2.3. Transacciones y saldos en moneda extranjera Las transacciones denominadas en una moneda distinta de la moneda funcional de cada entidad son consideradas transacciones en moneda extranjera. Dichas transacciones se reconocen inicialmente en la moneda funcional utilizando el tipo de cambio de contado aplicable entre la moneda funcional y la moneda extranjera a la fecha de cada transacción. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 13 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Al cierre de cada período: - - - los activos y pasivos monetarios denominados en monedas distintas de la moneda funcional se convierten utilizando el tipo de cambio de cierre; las partidas no monetarias medidas en términos de costo histórico en una moneda extranjera se convierten utilizando el tipo de cambio correspondiente a la fecha de la transacción; y las partidas no monetarias medidas a valor razonable en una moneda extranjera se convierten utilizando el tipo de cambio correspondiente a la fecha en que dicho valor razonable fue determinado. Las diferencias de cambio originadas por la cancelación de partidas monetarias o por su conversión a tipos de cambio diferentes de aquellos utilizados para su reconocimiento inicial se reconocen en resultados del período, excepto cuando las IFRS requieran su reconocimiento en otros resultados integrales. Este tratamiento responde al modelo de la NIC 21 para contabilizar transacciones y saldos en moneda extranjera en la moneda funcional de cada entidad. 2.2.4. Entidades cuya moneda funcional es el peso argentino. Aplicación de la NIC 29 La NIC 29 resulta aplicable a los estados financieros de aquellas entidades cuya moneda funcional corresponde a la moneda de una economía hiperinflacionaria. En consecuencia, los estados financieros de las entidades del Grupo cuya moneda funcional es el ARS son reexpresados de acuerdo con los requerimientos de la NIC 29 antes de su incorporación a los estados financieros consolidados. A tal efecto, los importes incluidos en los estados financieros de dichas entidades son expresados en términos de la unidad de medida corriente a la fecha de cierre del período sobre el que se informa, de acuerdo con la NIC 29. La aplicación de la NIC 29 se determina en función de la moneda funcional de cada entidad, y no de su moneda de presentación. En consecuencia, las entidades del Grupo cuya moneda funcional es el USD no se encuentran dentro del alcance de la NIC 29 por el solo hecho de desarrollar sus actividades en Argentina o de presentar o suministrar información financiera en ARS. La NIC 29 establece su alcance sobre la base de que la moneda funcional sea la moneda de una economía hiperinflacionaria. 2.2.5. Conversión de los estados financieros de las subsidiarias a la moneda de presentación Para la preparación de los estados financieros consolidados, los estados financieros de las entidades del Grupo se convierten, cuando corresponde, desde sus respectivas monedas funcionales a la moneda de presentación utilizada por el Grupo, de acuerdo con la NIC 21. Cuando la moneda funcional de una subsidiaria corresponde a la moneda de una economía hiperinflacionaria, sus estados financieros son primero reexpresados de conformidad con la NIC 29 y posteriormente convertidos de acuerdo con la NIC 21 para su incorporación a los estados financieros consolidados. En consecuencia, respecto de las subsidiarias cuya moneda funcional es el ARS, la información financiera que se incorpora en el proceso de conversión y consolidación corresponde a los importes previamente reexpresados de acuerdo con la NIC 29. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 14 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Cuando la moneda funcional de una entidad del Grupo difiere de la moneda de presentación utilizada y dicha moneda funcional, el dólar estadounidense, no corresponde a la moneda de una economía hiperinflacionaria, los activos y pasivos se convierten utilizando el tipo de cambio de cierre correspondiente a la fecha del estado de situación financiera y los ingresos y gastos utilizando los tipos de cambio correspondientes a las fechas de las respectivas transacciones. Cuando resulta apropiado, pueden utilizarse tipos de cambio promedio que constituyan una aproximación razonable de los tipos de cambio correspondientes a las fechas de las transacciones. 2.3. Información comparativa La información comparativa al 31 de diciembre de 2025 y al 30 de septiembre de 2025 se expone tal como fue incluida en los estados financieros correspondientes a dicho ejercicio / período. Como resultado de ello, dicha información comparativa al 31 de diciembre de 2025 y al 30 de septiembre de 2025 está expresada en moneda de poder adquisitivo de diciembre de 2025 y septiembre de 2025, respectivamente. Circunstancias como el cambio de moneda funcional mencionado en la Nota 2.2.2 y como las expuestas en el párrafo precedente, limitan la comparabilidad de los saldos al 30 de septiembre de 2026 con los respectivos saldos al 31 de diciembre de 2025 y al 30 de septiembre de 2025. En la Nota 2.2.2 a los estados financieros consolidados correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos, se informan los efectos de la aplicación de la NIC 29 hasta dicha fecha. 2.4. Cambios en las políticas contables materiales Nuevas normas e interpretaciones adoptadas A partir del ejercicio iniciado el 1° de enero de 2026 el Grupo ha aplicado, por primera vez, ciertas normas e interpretaciones nuevas y/o modificadas según las emitió el IASB. Una breve descripción de las normas e interpretaciones nuevas y/o modificadas adoptadas por el Grupo y su impacto sobre los presentes estados financieros consolidados se describe a continuación: Modificaciones a la Clasificación y Medición de Instrumentos Financieros—Modificaciones de la NIIF 9 y la NIIF 7 En mayo de 2024, el IASB publicó las Modificaciones a la NIIF 9 y la NIIF 7, Modificaciones en la clasificación y medición de instrumentos financieros (las Modificaciones). Estas modificaciones incluyen: - - - La aclaración de que los pasivos financieros deben darse de baja en la “fecha de liquidación” y la inclusión de una opción de política contable (si se cumplen condiciones específicas) para dar de baja los pasivos financieros liquidados a través de un sistema de pago electrónico antes de la fecha de liquidación. Lineamientos adicionales sobre cómo evaluar los flujos de efectivo contractuales de los activos financieros con características ambientales, sociales y de gobierno corporativo (“ESG” por sus siglas en inglés) y similares Aclaraciones sobre lo que incluye el término “características sin recurso” y cuáles son las características de los instrumentos vinculados contractualmente. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 15 - CENTRAL PUERTO SOCIEDAD ANÓNIMA - La inclusión de revelaciones sobre instrumentos financieros con características contingentes y requisitos de revelación adicionales para instrumentos de patrimonio clasificados a valor razonable con cambios en otros resultados integrales (ORI). Estas modificaciones no han tenido un impacto material en los estados financieros del Grupo. Mejoras anuales a las normas de contabilidad NIIF - Volumen 11 En julio de 2024, el IASB publicó nueve modificaciones de alcance limitado como parte de su mantenimiento periódico de las normas de contabilidad NIIF. Las modificaciones incluyen aclaraciones, simplificaciones, correcciones o cambios para mejorar la congruencia de la NIIF 1, Adopción por primera vez de las Normas Internacionales de Información Financiera, la NIIF 7, Instrumentos financieros: Información a revelar y su Guía de implementación relacionada, la NIIF 9, Instrumentos Financieros, la NIIF 10, Estados Financieros Consolidados y la NIC 7, Estados de Flujos de Efectivo. Estas modificaciones no han tenido un impacto material en los estados financieros del Grupo. Contratos de electricidad dependientes de la naturaleza – Modificaciones de la NIIF 9 y la NIIF 7 En diciembre de 2024, el IASB emitió las modificaciones a la NIIF 9 y la NIIF 7 - Contratos de electricidad dependientes de la naturaleza. Las modificaciones aplican únicamente a los contratos de electricidad dependientes de la naturaleza y: - - - Aclaran la aplicación de los requisitos de “uso propio” para los contratos incluidos en el alcance. Modifican los requisitos de designación para una partida cubierta en una relación de cobertura de flujo de efectivo para los contratos dentro del alcance. Agregan nuevos requisitos de revelación para permitir que los inversionistas entiendan el efecto de estos contratos en el desempeño financiero y los flujos de efectivo de la empresa. Estas modificaciones no han tenido un impacto material en los estados financieros del Grupo. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 16 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 1063. Segmentos operativosEl siguiente cuadro presenta información resumida sobre los segmentos del Grupo por los períodos de nueve meses finalizados el 30 de septiembre de 2026 y 2025:Generación de energía eléctrica de fuentes convencionales Generación de energía eléctrica de fuentes renovables Actividad forestal Actividad petrolera Otros Ajustes y eliminaciones (2) Total ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 Ingresos de actividades ordinarias 1.534.478.935 208.894.571 21.480.441 3.124.503 22.912.009 - 1.790.890.459 Costo de ventas (1.071.556.092) (88.890.949) (21.480.441) (8.276.346) (16.759.225) - (1.206.963.053) Gastos de administración y comercialización (86.095.378) (8.144.286) (7.298.953) (1.205.135) (7.096.996) 6.640.408 (103.200.340) Otros ingresos operativos 21.972.421 6.183.299 17.490.095 350.117 314.252 - 46.310.184 Otros egresos operativos (1.423.573) (4.932.467) (2.090.348) (527.713) (453.953) - (9.428.054) Resultado operativo 397.376.313 113.110.168 8.100.794 (6.534.574) (1.083.913) 6.640.408 517.609.196 Menos: Depreciación de propiedades, planta y equipos 116.375.754 37.941.600 2.792.368 391.529 299.499 - 157.800.750 Amortización de activos intangibles 1.345.176 1.304.782 - - - - 2.649.958 Amortización Concesión Hidroeléctrica Piedra del Aguila- 8.840.169 - - - - 8.840.169 Resultados operativos no recurrentes (3) (16.540.579) - (16.627.513) - - - (33.168.092) EBITDA Ajustado 498.556.664 161.196.719 (5.734.351) (6.143.045) (784.414) 6.640.408 653.731.981 Resultado operativo 517.609.196 Otros resultados (4) (45.726.665) Ganancia neta 471.882.531 Activos totales 2.959.875.446 1.338.446.066 472.628.935 102.080.447 121.926.741 - 4.994.957.635 Pasivos totales (1.667.336.408) (148.776.741) (62.548.944) (14.569.268) (4.707.060) - (1.897.938.421) Generación de energía eléctrica de fuentes convencionales Generación de energía eléctrica de fuentes renovables Actividad forestal Transporte, distribución y comercialización de gas natural (1) Otros Ajustes y eliminaciones (2) Total ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 Ingresos de actividades ordinarias 589.994.242 161.537.879 13.719.836 463.110.170 12.247.952 (456.996.417) 783.613.662 Costo de ventas (411.466.961) (44.156.906) (15.324.940) (294.248.276) (10.117.761) 289.507.826 (485.807.018) Gastos de administración y comercialización (42.165.950) (15.611.958) (6.726.244) (66.619.469) (3.684.688) 66.619.469 (68.188.840) Otros ingresos operativos 73.559.704 3.675.482 18.500.232 6.175.661 24.535 (6.175.661) 95.759.953 Otros egresos operativos (4.787.919) (4.090.724) (4.186.958) (10.898.440) (5.265) 10.898.440 (13.070.866) Resultado operativo 205.133.116 101.353.773 5.981.926 97.519.646 (1.535.227) (96.146.343) 312.306.891 Menos: Depreciación de propiedades, planta y equipos 65.038.396 20.659.904 2.515.685 20.324.142 125.287 (20.324.142) 88.339.272 Amortización de activos intangibles- 1.578.832 - 988.276 - (988.276) 1.578.832 Resultados operativos no recurrentes (3) (62.424.392) - (17.728.481) - - - (80.152.873) EBITDA Ajustado 207.747.120 123.592.509 (9.230.870) 118.832.065 (1.409.940) (117.458.762) 322.072.122 Resultado operativo 312.306.891 Otros resultados (4) 14.349.538 Ganancia neta 326.656.429 Activos totales 2.237.164.997 830.163.228 441.784.952 558.624.182 146.362.265 (558.591.446) 3.655.508.178 Pasivos totales (835.895.634) (334.889.354) (47.733.036) (228.143) (8.727.370) 228.143 (1.227.245.394) Al 30 de septiembre de 2026 Al 30 de septiembre de 2025(1) Incluye los resultados de las asociadas Grupo ECOGAS y TGM al 30 de septiembre de 2025 y los resultados relacionados con la reventa de capacidad de transporte de gas a dicha fecha. (2) Incluye ajustes y eliminaciones relacionadas con las inversiones registradas al valor patrimonial proporcional. (3) Incluye resultado por crecimiento y revaluación de activos biológicos, intereses y diferencia de cambio relacionados con los créditos bajo el marco del acuerdo CVO y resultado arbitraje Fideicomiso Brigadier Lopez. (4) Incluye resultado por exposición al cambio de poder adquisitivo de la moneda, ingresos y costos financieros, participación en los resultados netos de asociadas, resultado por inversiones en entidades medidas a su valor razonable e impuesto a las ganancias. - 17 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 1064. Ingresos de actividades ordinariasARS 000 ARS 000 ARS 000 ARS 000 Ingresos por venta mercado spot 924.670.607 401.383.156 434.708.198 155.214.525 Ventas por contratos - CAMMESA 497.338.275 271.494.762 208.942.976 123.551.332 Ventas por contratos 286.731.441 41.203.273 120.610.433 15.453.599 Venta de vapor 34.688.128 37.450.931 15.331.136 14.802.281 Ingresos por venta actividad forestal 21.480.441 13.719.835 8.177.106 4.905.547 Reventa de gas y capacidad de transporte y distribución de gas 8.731.835 6.113.753 4.770.353 2.054.985 Ingresos por venta actividad petrolera 3.124.503 - 1.312.597 - Ingresos por gerenciamiento de la central térmica CVO 14.125.229 12.247.952 4.737.351 3.610.221 Total de ingresos de actividades ordinarias 1.790.890.459 783.613.662 798.590.150 319.592.490 9 meses 3 meses 01-07-2025 al 30-09-2025 01-01-2026 al 30-09-2026 01-01-2025 al 30-09-2025 01-07-2026 al 30-09-20265. Otros ingresos y egresos5.1. Otros ingresos operativosARS 000 ARS 000 ARS 000 ARS 000 Intereses de clientes 15.390.098 (1) 16.053.970 (1) 5.538.410 (3) 6.646.649 (3) Diferencias de cambio, netas- 48.438.299 (2)- 25.840.513 (4) Recupero de seguros 2.717.564 7.359.730 1.993.648 46.794 Multas aplicadas a proveedores 2.577.383 4.986.078 - 4.986.078 Recupero por descuento de créditos fiscales 22.787 173.411 1.500 253.468 Recupero neto por previsión deudores incobrables y otros créditos (Anexo E) 8.963 - (168.012) - Resultado por crecimiento y revaluación de activos biológicos 16.627.513 17.728.481 768.057 5.783.258 Arbitraje Fideicomiso Brigadier Lopez 6.036.864 - - - Diversos 2.929.012 1.019.984 1.875.138 314.829 Total de otros ingresos operativos 46.310.184 95.759.953 10.008.741 43.871.589 01-07-2026 al 30-09-2026 3 meses 01-07-2025 al 30-09-2025 9 meses 01-01-2026 al 30-09-2026 01-01-2025 al 30-09-2025(1) Incluye 11.061.779 y 12.963.594 relacionados con los créditos bajo el marco del acuerdo CVO por los períodos de nueve meses finalizados el 30 de septiembre de 2026 y 2025, respectivamente. (2) Incluye 49.460.798 relacionados con los créditos bajo el marco del acuerdo CVO por los períodos de nueve meses finalizados el 30 de septiembre de 2025. (3) Incluye 3.418.308 y 4.277.976 relacionados con los créditos bajo el marco del acuerdo CVO por los períodos de tres meses finalizados el 30 de septiembre de 2026 y 2025, respectivamente. (4) Incluye 23.256.080 relacionados con los créditos bajo el marco del acuerdo CVO por los períodos de tres meses finalizados el 30 de septiembre de 2025.5.2. Otros gastos operativosARS 000 ARS 000 ARS 000 ARS 000 Gastos forestales de silvicultura (2.090.349) (3.801.593) (186.014) (946.139) Cargo neto por provisión de juicios y reclamos (Anexo E) (1.435.421) (804.405) (397.529) (358.773) Intereses comerciales y fiscales (3.209.802) (283.767) (1.429.606) (152.887) Cargo por descuento de créditos fiscales (28.502) - (28.502) - Cargo neto por previsión deudores incobrables y otros créditos (Anexo E)- (251.654) - (152.716) Gastos por siniestro (256.768) (1.356.343) - (1.356.343) Diversos (2.407.212) (6.573.104) (2.059.653) (5.731.834) Total de otros gastos operativos (9.428.054) (13.070.866) (4.101.304) (8.698.692) 01-07-2025 al 30-09-2025 01-01-2026 al 30-09-2026 01-01-2025 al 30-09-2025 01-07-2026 al 30-09-2026 9 meses 3 meses- 18 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 1065.3. Ingresos financierosARS 000 ARS 000 ARS 000 ARS 000 Intereses ganados 2.918.627 3.231.210 1.509.112 1.406.901 Diferencia de cambio y resultado por tenencia de activos financieros al valor razonable con cambios en resultados (1) 27.331.623 81.936.333 4.173.309 23.538.485 Resultado swap de tasa de interés 334.983 - (247.518) - Total de ingresos financieros 30.585.233 85.167.543 5.434.903 24.945.386 9 meses 3 meses 01-01-2026 al 30-09-2026 01-01-2025 al 30-09-2025 01-07-2026 al 30-09-2026 01-07-2025 al 30-09-2025(1) Neto del impuesto sobre ingresos brutos generado por 94.367 y 107.981 por los períodos de nueve meses finalizados el 30 de septiembre de 2026 y 2025, respectivamente.5.4. Costos financierosARS 000 ARS 000 ARS 000 ARS 000 Intereses por préstamos (64.217.531) (34.386.048) (30.591.767) (14.411.655) Diferencia de cambio (6.821.005) (142.792.298) (6.821.005) (71.096.459) Comisiones bancarias por préstamos y otros (14.624.282) (3.267.176) (9.848.229) (884.583) Resultado swap de tasa de interés- (1.333.024) - 231.432 Diversos (501.687) (52.027) 376.528 (23.692) Total costos financieros (86.164.505) (181.830.573) (46.884.473) (86.184.957) 9 meses 3 meses 01-01-2026 al 30-09-2026 01-01-2025 al 30-09-2025 01-07-2026 al 30-09-2026 01-07-2025 al 30-09-20256. Impuesto a las gananciasLos principales componentes del impuesto a las ganancias para los períodos de nueve meses finalizados el 30 de septiembre de 2026 y 2025, son los siguientes:Estado consolidado de resultadosEstado consolidado de resultados ARS 000 ARS 000 ARS 000 ARS 000 Impuesto a las ganancias corriente Cargo por impuesto a las ganancias corriente (222.923.871) (58.680.733) (124.278.205) (19.763.361) Variación entre provisión y declaración jurada (246.392) 30.382.566 - - Impuesto a las ganancias diferido Relacionado con la variación neta de las diferencias temporarias 178.621.982 19.777.639 84.471.257 40.641.630 Impuesto a las ganancias (44.548.281) (8.520.528) (39.806.948) 20.878.269 Estado consolidado del resultado integral Impuesto a las ganancias diferido (23.749.759) - (23.749.759) - Impuesto a las ganancias imputado al otro resultado integral (23.749.759) - (23.749.759) - 3 meses 01-07-2026 al 30 09-2026 01-07-2025 al 30-09-2025 9 meses 01-01-2026 al 30-09-2026 01-01-2025 al 30-09-2025- 19 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106La conciliación entre el impuesto a las ganancias del estado consolidado de resultados y la ganancia contable multiplicada por la tasa impositiva aplicable para los períodos de nueve meses finalizados el 30 de septiembre de 2026 y 2025, es la siguiente:ARS 000 ARS 000 ARS 000 ARS 000 Ganancia antes de impuesto a las ganancias 516.430.812 335.176.957 194.130.878 119.073.990 A la tasa legal de impuestos 35% (180.750.805) (117.311.935) (67.946.033) (41.675.897) Efecto de dividendos cobrados de asociadas- - - (8.677.628) Escisión de Grupo Ecogas- 47.302.591 - 47.302.591 Descuento del impuesto a las ganancias a pagar 22.915.275 (474.163) 11.627.361 4.646.001 Variación entre provisión y declaración jurada (246.392) 30.382.566 - - Ajuste por inflación impositivo y reexpresión a moneda constante, según corresponda 115.516.695 14.750.085 23.440.736 18.034.812 Efecto de los quebrantos 12.540.204 6.995.147 14.929.106 189.250 Efecto moneda funcional (11.705.204) - (3.525.261) - Efecto de las diferencias de cambio 3.182.317 - (5.422.902) - Otros (6.000.371) 9.835.181 (12.909.955) 1.059.140 Impuesto a las ganancias del período (44.548.281) (8.520.528) (39.806.948) 20.878.269 3 meses 9 meses 01-01-2025 al 30-09-2025 01-07-2026 al 30 09-2026 01-07-2025 al 30-09-2025 01-01-2026 al 30-09-2026Impuesto a las ganancias diferidoEl impuesto a las ganancias diferido corresponde a lo siguiente:31-12-2025 Diferencia de conversión Cargo imputado al otro resultado integral del período Cargo imputado al resultado del período 30-09-2026 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 Deudores comerciales 405.778 486 - (286.421) 119.843 Otros activos financieros (50.186.515) (2.467.792) (23.749.759) 52.930.008 (23.474.058) Provisiones y otros (16.140.919) (354.394) - 7.431.238 (9.064.075) Pasivo por beneficios a los empleados a largo plazo 4.791.236 215.436 - 192.087 5.198.759 Propiedades, planta y equipos - Materiales y repuestos - Intangibles (173.225.124) (321.643) - 115.386.504 (58.160.263) Utilidad diferida impositiva (18.940.885) (502.314) - 5.952.518 (13.490.681) Quebranto impositivo 9.718.562 292.061 - (2.889.825) 7.120.798 Ajuste por inflación impositivo - Activo 385.342 5.527 - (102.639) 288.230 Ajuste por inflación impositivo - Pasivo (8.069) (443) - 8.512 - Cargo por impuesto diferido (3.133.076) (23.749.759) 178.621.982 Pasivo neto por impuesto diferido (243.200.594) (91.461.447)Presentación del pasivo neto por impuesto diferido en el estado consolidado de situación financiera30-09-2026 31-12-2025 ARS 000 ARS 000 Activo por impuesto diferido 70.126.359 4.177.107 Pasivo por impuesto diferido (161.587.806) (247.377.701) Pasivo neto por impuesto diferido (91.461.447) (243.200.594) Estado consolidado de situación financiera- 20 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 1067. Activos y pasivos financieros7.1. Deudores comerciales y otras cuentas por cobrar30-09-2026 31-12-2025 ARS 000 ARS 000 No corrientes Deudores comerciales - CAMMESA 55.470.622 115.655.945 Cuentas por cobrar con accionistas (Nota 10) 251.822 7.025.910 Otras cuentas por cobrar 4.450.878 5.508.324 60.173.322 128.190.179 Corrientes Deudores comerciales - CAMMESA 469.566.112 258.148.238 Deudores comerciales - YPF S.A. e YPF Energía Eléctrica S.A. 2.267.915 4.747.982 Deudores comerciales - Grandes usuarios 75.420.689 28.901.314 Deudores comerciales - Clientes forestales 10.012.200 3.733.023 Deudores comerciales - Clientes actividad petrolera 731.194 - Cuentas por cobrar con asociadas y otras partes relacionadas (Nota 10) 110.741 94.841 Depósitos entregados en garantía- 2.450.425 Depósitos en garantía recibidos de clientes 40.009.118 - Seguros a cobrar- 11.221.920 Otras cuentas por cobrar 32.301.721 11.609.692 630.419.690 320.907.435 Provisión para deterioro de valor - Anexo E (486.957) (499.655) 629.932.733 320.407.780Créditos CVO: Tal como se describe en la Nota 1.2.a) a los estados financieros correspondientes al ejercicio finalizado al 31 de diciembre de 2025, ya emitidos, en 2010 la Sociedad aprobó un acuerdo con la ex Secretaría de Energía (“el Acuerdo CVO”) y, con efectos a partir del 20 de marzo de 2018, CAMMESA otorgó la habilitación comercial como ciclo combinado de la central térmica Central Vuelta de Obligado (la “Habilitación Comercial”).Los créditos bajo el marco del Acuerdo CVO se incluyen en la línea Deudores comerciales - CAMMESA. Los Créditos CVO están nominados en dólares estadounidenses y devengaban una tasa de interés LIBO más un 5%. Con motivo de la discontinuación de la tasa LIBO, ocurrida el 30 de junio de 2023, a los efectos de determinar el interés aplicable dicha tasa ha sido reemplazada por la Secured Overnight Financing Rate (SOFR) publicada en la fuente CME (Chicago Mercantil Exchange) más un spread fijo de 0,11448%.Como consecuencia de la Habilitación Comercial y según lo establecido por el Acuerdo CVO, la Sociedad cobra los Créditos CVO convertidos en dólares estadounidenses en 120 cuotas iguales y consecutivas.Durante los períodos de nueve meses finalizados el 30 de septiembre de 2026 y 2025, las cobranzas de los Créditos CVO ascendieron a 73.832.390 y 67.397.239, respectivamente.La información sobre los objetivos y las políticas de gestión del riesgo de crédito del Grupo se incluye en la Nota 17 a los estados financieros consolidados correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos.- 21 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106La apertura por vencimiento de los deudores comerciales y otras cuentas por cobrar a las fechas respectivas es la siguiente:Total A vencer Hasta 90 días 91 - 180 días 181 - 270 días 270 - 360 días Más de 360 días ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 30-09-2026 690.106.055 656.870.102 27.360.612 2.736.668 447.515 2.290.670 400.488 31-12-2025 448.597.959 437.557.176 9.124.858 876.797 335.843 341.574 361.711 Vencidos7.2. Cuentas por pagar comerciales y otras cuentas por pagar30-09-2026 31-12-2025 ARS 000 ARS 000 Corrientes Cuentas por pagar comerciales y otras cuentas por pagar 192.649.898 124.200.105 192.649.898 124.200.105Las cuentas por pagar comerciales no devengan intereses y normalmente se cancelan dentro de los 60 días.La información sobre los objetivos y las políticas de gestión del riesgo financiero del Grupo se incluye en la Nota 17 a los estados financieros consolidados correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos.Respecto de los términos y condiciones relacionadas con las cuentas por pagar con partes relacionadas, referirse a la Nota 10.7.3. Deudas y préstamos que devengan interés30-09-2026 31-12-2025 ARS 000 ARS 000 No corrientes Préstamos de largo plazo para financiación de proyectos (Notas 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.8 y 7.3.9) 312.322.994 (1) 219.904.053 (1) Otros préstamos de largo plazo (Nota 7.3.11) 75.850.000 - Obligaciones negociables - Programa CPSA (Nota 7.3.6) 473.640.774 (1) 129.032.275 (1) 861.813.768 348.936.328 Corrientes Préstamos de largo plazo para financiación de proyectos (Notas 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.8 y 7.3.9) 14.746.757 (1) 43.347.636 (1) Otros préstamos de largo plazo (Nota 7.3.11) 430.828 - Obligaciones negociables - Programa CPSA (Nota 7.3.6) 6.770.371 (1) 73.529.029 (1) Costos de obtención de préstamos a pagar (Nota 7.3.9)- 8.308.300 Préstamos de corto plazo para financiación de importaciones (Nota 7.3.10) 103.156 - Otros préstamos de corto plazo (Nota 7.3.9) 106.095.946 - Adelantos en cuentas corrientes bancarias y cuentas comitentes 43.891.361 18.903.761 172.038.419 144.088.726(1) Neto de los costos de emisión de deuda. - 22 - CENTRAL PUERTO SOCIEDAD ANÓNIMA 7.3.1. Préstamos del International Finance Corporation (“IFC”) e Inter-American Investment Corporation (“IIC”) Con fechas 20 de octubre de 2017 y 17 de enero de 2018, CP La Castellana S.A.U. (“CP La Castellana”) y CP Achiras S.A.U. (“CP Achiras”), respectivamente, han suscripto con: (i) International Finance Corporation (“IFC”) por sí, en carácter de proveedor de cobertura elegible y en carácter de entidad de implementación del Programa Administrado de Préstamos Multilaterales; (ii) Inter-American Investment Corporation (“IIC”), actuando como acreedor por sí, como agente por InterAmerican Development Bank (“IDB”) y en nombre de IDB como administrador del Canadian Climate Fund for the Private Sector in the Americas (“C2F”, y junto con IIC y IDB, el “Grupo IDB”, y junto con IFC, los “Acreedores Senior”), la estructuración de una serie de contratos de préstamo en favor de CP La Castellana y CP Achiras por un monto de capital total de hasta USD 100.050.000 y USD 50.700.000, respectivamente. De acuerdo con los términos del acuerdo suscripto con CP La Castellana, USD 5 millones devengaban una tasa de interés igual a la tasa LIBO más 3,5% y el resto a la tasa LIBO más 5,25% hasta el 15 de agosto de 2023. Con motivo de la discontinuación de la tasa LIBO, ocurrida el 30 de junio de 2023, CP La Castellana, en conjunto con Grupo IDB y IFC, enmendaron los contratos de préstamo con fecha 29 de junio de 2023, reemplazando la tasa LIBO por la Secured Overnight Financing Rate (SOFR) más un Credit Adjustment Spread (CAS) fijo de 0,26161% aplicable a partir del 15 de agosto de 2023. El préstamo era amortizable trimestralmente en 52 cuotas iguales y consecutivas desde el 15 de febrero de 2019. De acuerdo con los términos del contrato suscripto con CP Achiras, USD 40,7 millones devengaban una tasa de interés fija igual a 8,05% y el resto a una tasa fija de 6,77%, y el préstamo era amortizable trimestralmente en 52 cuotas iguales y consecutivas desde el 15 de mayo de 2019. De conformidad con el contrato de préstamo firmado, y entre otras obligaciones asumidas, las sociedades controladas CP La Castellana y CP Achiras se habían comprometido a mantener un 'Historical Senior Debt Service Coverage Ratio' de al menos 1,05:1,00. Asimismo, dicho ratio no podía ser menor a 1,20:1,00 en más de 8 trimestres consecutivos. Estos ratios debían mantenerse hasta la fecha de finalización del proyecto y se calculaban dividiendo la suma de los EBITDA (según se lo define en los respectivos contratos de préstamos) de los cuatro trimestres financieros más recientes anteriores a la fecha de cálculo por la suma de todos los pagos de deuda programados vencidos en esos mismos cuatro trimestres. Asimismo, en garantía de las obligaciones contraídas, las sociedades controladas CP La Castellana y CP Achiras habían suscripto a favor de IFC y IIC una prenda con registro en primer grado sobre los activos financiados. Otros acuerdos y documentos relacionados, como el Guarantee and Sponsor Support Agreement (el “Acuerdo de Garantía”, en el que CPSA garantizaba total, incondicional e irrevocablemente, como deudor principal, todas las obligaciones de pago asumidas por CP La Castellana y CP Achiras hasta que los proyectos lleguen a la fecha de cumplimiento del proyecto), contratos de cobertura, fideicomiso de garantía, una hipoteca, acuerdos de garantía sobre acciones, acuerdos de garantía sobre los aerogeneradores, acuerdos directos y pagarés han sido firmados. Con fecha 16 de febrero de 2023, CP La Castellana y CP Achiras cumplieron con todos los requisitos y condiciones requeridos para acreditar el acaecimiento de la fecha de cumplimiento del proyecto, por lo cual el Acuerdo de Garantía otorgado por CPSA fue liberado. Asimismo, la Sociedad acordó mantener, a menos que se haya consentido por escrito por cada prestamista principal, la propiedad y el control de CP La Castellana y CP Achiras de la siguiente manera: (i) hasta la fecha de cumplimiento de cada proyecto (a) mantener (x) directa o indirectamente, al menos el setenta por ciento (70%) de la tenencia de CP La Castellana y CP Achiras; y (y) control de CP La Castellana y CP Achiras; y (b) Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 23 - CENTRAL PUERTO SOCIEDAD ANÓNIMA CPR debía mantener (x) directamente, el noventa y cinco por ciento (95%) de titularidad sobre CP La Castellana y CP Achiras. Además, (ii) después de la fecha de cumplimiento de cada proyecto, la Sociedad debía mantener (x) directa o indirectamente, por lo menos el cincuenta y un décimo por ciento (50,1%) de la tenencia de CP La Castellana, CP Achiras y CPR; y (y) control de CP La Castellana, CP Achiras y CPR; y CPR debía mantener el control de CP La Castellana y CP Achiras. Producto de la fusión por absorción entre CPSA y CPR, a partir del 1 de octubre de 2025 las obligaciones asumidas originalmente por CPR fueron cumplidas por CPSA. Finalmente, existían ciertos requerimientos que CP Achiras y CP La Castellana debían cumplir para poder distribuir dividendos. El Grupo ha cumplido con todos los requerimientos detallados precedentemente establecidos en los contratos de préstamo. Con fecha 18 de agosto de 2026 CP Achiras y CP La Castellana prepagaron anticipadamente sus respectivos financiamientos, incluyendo la totalidad del capital adeudado más los intereses devengados a dicha fecha. Como resultado de esta operación, las obligaciones contraídas con sus respectivos acreedores bancarios se han extinguido. Luego de haber realizado el prepago, ambas sociedades dieron inicio al proceso de cierre de fideicomisos y extinción de garantías. En virtud del contrato de fideicomiso de garantía firmado, al 30 de septiembre de 2026 y al 31 de diciembre de 2025 existen saldos de deudores comerciales con asignación específica por 26.309.622 y 6.440.433, respectivamente. Al 31 de diciembre de 2025, el saldo de estos préstamos ascendía a 100.108.872. 7.3.2. Préstamo del Kreditanstalt für Wiederaufbau (“KfW”) Con fecha 26 de marzo de 2019 la Sociedad suscribió un contrato de préstamo con KfW por un monto de hasta USD 56 millones para financiar la adquisición de dos turbinas de gas, equipamiento y servicios relacionados, correspondientes al proyecto de la central de cogeneración Luján de Cuyo. De acuerdo con los términos del contrato, este préstamo devenga una tasa de interés igual a LIBO más 1,15%. Con motivo de la discontinuación de la tasa LIBO, ocurrida el 30 de junio de 2023, la Sociedad y KfW enmendaron el contrato de préstamo con fecha 30 de junio de 2023, reemplazando la tasa LIBO por la SOFR más un CAS de 0,26161%. Por el período de tres meses comprendido entre el 1° de julio y el 30 de septiembre de 2026 la tasa de interés efectiva ascendió a 5,14%. El préstamo es amortizable trimestralmente en 47 cuotas iguales y consecutivas a partir de los 6 meses de ocurrida la puesta en marcha de las turbinas de gas y su equipamiento. De conformidad con el contrato de préstamo, entre otras obligaciones asumidas, CPSA debe mantener al 31 de diciembre de cada año un índice de endeudamiento de no más de 3,5:1,00. La Sociedad ha cumplido con dicho requerimiento. Al 30 de septiembre de 2026 y al 31 de diciembre de 2025 el saldo de este préstamo asciende a 26.274.440 y 28.977.209, respectivamente. 7.3.3. Préstamo del IFC a la sociedad subsidiaria Vientos La Genoveva S.A.U. Con fecha 21 de junio de 2019, Vientos La Genoveva S.A.U., subsidiaria de CPSA, suscribió un contrato de préstamo con IFC por sí, en carácter de proveedor de cobertura elegible y en carácter de entidad de implementación del Programa de Préstamos Compartidos (MCPP, por sus siglas en inglés) administrados por IFC, por un monto de USD 76,1 millones. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 24 - CENTRAL PUERTO SOCIEDAD ANÓNIMA De conformidad con los términos del acuerdo suscripto, este préstamo devengaba una tasa de interés igual a LIBO más 6,50% hasta el 15 de agosto de 2023. Por motivo de la discontinuación de la tasa LIBO ocurrida el 30 de junio de 2023, Vientos La Genoveva S.A.U, en conjunto con IFC, enmendaron este contrato con fecha 14 de junio de 2023, reemplazando la tasa LIBO por la SOFR más un CAS de 0,26161% aplicable a partir del 15 de agosto de 2023. El préstamo era amortizable trimestralmente en 55 cuotas desde el 15 de noviembre de 2020. De conformidad con el contrato de préstamo firmado, y entre otras obligaciones asumidas, la sociedad controlada Vientos La Genoveva S.A.U. se había comprometido a mantener un 'Historical Senior Debt Service Coverage Ratio' de al menos 1,05:1,00. Asimismo, dicho ratio no podía ser menor a 1,20:1,00 en más de 8 trimestres consecutivos. Este ratio se calculaba dividiendo la suma de los EBITDA (según se lo define en el contrato de préstamo) de los cuatro trimestres financieros más recientes anteriores a la fecha de cálculo por la suma de todos los pagos de deuda programados vencidos en esos mismos cuatro trimestres. Asimismo, en garantía de las obligaciones contraídas, la sociedad controlada Vientos La Genoveva S.A.U había suscripto a favor de IFC una prenda con registro en primer grado sobre los activos financiados. Otros acuerdos y documentos relacionados, como el Guarantee and Sponsor Support Agreement (el “Acuerdo de Garantía”, en el que CPSA garantizaba total, incondicional e irrevocablemente, como deudor principal, todas las obligaciones de pago asumidas por Vientos La Genoveva S.A.U hasta que el proyecto llegue a la fecha de cumplimiento del proyecto), contratos de cobertura, fideicomiso de garantía, acuerdo de garantía sobre acciones, acuerdo de garantía sobre los aerogeneradores, acuerdos directos y pagarés han sido firmados. De conformidad con el Acuerdo de Garantía, entre otras obligaciones asumidas, CPSA se había comprometido, hasta la fecha de cumplimiento del proyecto, a mantener (i) un índice de endeudamiento de no más de 3,5:1,00; y (ii) un índice de cobertura de intereses de no menos de 2,00: 1,00. Además, CPSA, bajo ciertas condiciones, acordó hacer ciertas contribuciones de capital a Vientos La Genoveva S.A.U. Con fecha 29 de noviembre de 2024, Vientos La Genoveva S.A.U. cumplió con todos los requisitos y condiciones requeridas para acreditar el acaecimiento de la fecha de cumplimiento del proyecto, por lo cual el Acuerdo de Garantía otorgado por CPSA fue liberado. Finalmente, existían ciertos requerimientos que Vientos La Genoveva S.A.U. debía cumplir para poder distribuir dividendos. El Grupo ha cumplido con todos los requerimientos detallados precedentemente establecidos en el contrato de préstamo. Con fecha 18 de agosto de 2026 Vientos La Genoveva S.A.U. prepagó anticipadamente este financiamiento, incluyendo la totalidad del capital adeudado más los intereses devengados a dicha fecha. Como resultado de esta operación, las obligaciones contraídas con IFC se han extinguido. Luego de haber realizado el prepago, se dio inicio al proceso de cierre del fideicomiso y extinción de garantías. En virtud del contrato de fideicomiso de garantía firmado, al 30 de septiembre de 2026 y al 31 de diciembre de 2025 existen saldos de deudores comerciales con asignación específica por 5.410.587 y 3.020.608, respectivamente. Al 31 de diciembre de 2025 el saldo de este préstamo ascendía a 76.070.395. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 25 - CENTRAL PUERTO SOCIEDAD ANÓNIMA 7.3.4. Préstamos del Banco de Galicia y Buenos Aires S.A. a la sociedad subsidiaria Puerto Energías Renovables S.A.U. Con fecha 23 de julio de 2019, la sociedad subsidiaria Puerto Energías Renovables S.A.U. (en adelante, “PERSAU”) suscribió un contrato de préstamo con Banco de Galicia y Buenos Aires S.A. por un monto de USD 37,5 millones. De acuerdo con los términos del acuerdo suscripto este préstamo devengaba tasa LIBO más 5,95%. Con motivo de la discontinuación de la tasa LIBO ocurrida el 30 de junio de 2023, PERSAU y Banco de Galicia y Buenos Aires S.A. celebraron con fecha 21 de julio de 2023 una enmienda al contrato de préstamo donde la tasa de interés pasó a ser la SOFR más un CAS fijo de 0,42826% aplicable a partir del 24 de julio de 2023. El préstamo era amortizable trimestralmente en 26 cuotas, comenzando a partir del noveno mes calendario contado desde la fecha de desembolso. En el marco de este contrato de préstamo, la sociedad controlada PERSAU se había comprometido a mantener: (i) una relación entre deuda financiera y EBITDA inferior a 3,75 hasta finales de junio de 2025 y a 2,25 de allí en adelante, y (ii) una relación entre EBITDA y servicios de deuda financiera superior a 1,00 hasta finales de junio de 2025 y a 1,10 de allí en adelante, ambos hasta la cancelación de la totalidad de las sumas adeudadas. Con fecha 18 de junio de 2025, a raíz de la enmienda extendida por el Banco Galicia y Buenos Aires S.A. en relación con la fusión por absorción de las sociedades CPRES, CP Manque S.A.U. y CP Los Olivos S.A.U., PERSAU se comprometió a mantener: (i) una relación entre deuda financiera y EBITDA inferior a 3,75 y (ii) una relación entre EBITDA y servicios de deuda financiera superior a 1,00, ambos hasta la cancelación de la totalidad de las sumas adeudadas. Finalmente, existian ciertos requerimientos que dicha sociedad controlada debía cumplir para poder distribuir dividendos. La sociedad controlada ha cumplido con todos los requerimientos mencionados. Con fecha 24 de mayo de 2019, CPRES (sociedad actualmente absorbida por PERSAU) suscribió un contrato de préstamo con Banco de Galicia y Buenos Aires S.A. por un monto de USD 12,5 millones para financiar la construcción del parque eólico “La Castellana II”. De acuerdo con los términos del acuerdo suscripto, este préstamo devengaba una tasa de interés fija igual a 8,5% durante el primer año, que se incrementaba en medio punto porcentual anualmente hasta el sexagésimo primer período de intereses, y es amortizable trimestralmente en 25 cuotas desde el 24 de mayo de 2020. De conformidad con el contrato de préstamo firmado, la sociedad controlada CPRES se había comprometido a mantener ciertos ratios financieros hasta la cancelación de la totalidad de las sumas adeudadas. A raíz de la reorganización societaria por medio de la cual CPRES fue absorbida por PERSAU, a partir del 18 de junio de 2025 los ratios a cumplir eran los mencionados previamente en relación con el préstamo otorgado a PERSAU. Asimismo, en garantía de las obligaciones contraídas, la sociedad controlada PERSAU mantenía a favor de Banco de Galicia y Buenos Aires S.A. sendas prendas con registro en primer grado sobre los activos financiados. Con fecha 26 de enero de 2026 la sociedad controlada PERSAU y el Banco de Galicia y Buenos Aires S.A. acordaron cancelar las prendas correspondientes a ambas financiaciones, considerando que a dicha fecha sólo restaban dos cuotas para el repago total de los préstamos. La cancelación de ambas prendas operó el 1° de febrero de 2026 y 5 de marzo de 2026, respectivamente. Otros acuerdos y documentos relacionados, como la Fianza, (en la que CPSA garantizaba total, incondicional e irrevocablemente, como deudor principal, todas las obligaciones de pago asumidas por PERSAU y CPRES hasta la total cancelación de las obligaciones garantizadas o hasta que el proyecto llegue a la fecha cumplimiento del proyecto, lo que ocurra primero), acuerdos de garantía sobre acciones, acuerdos de garantía sobre los aerogeneradores, acuerdos directos y pagarés han sido firmados. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 26 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Con fecha 3 de septiembre de 2021, PERSAU y CPRES cumplieron con todos los requisitos y condiciones requeridos para acreditar el acaecimiento de la fecha de cumplimiento del proyecto, por lo cual la Fianza otorgada por la Sociedad fue liberada. El préstamo originalmente suscripto por CPRES fue cancelado totalmente a su vencimiento el 26 de mayo de 2026, mientras que con fecha 23 de julio de 2026 se abonó la última cuota de capital e interés del préstamo suscripto por PERSAU. Por lo tanto, las obligaciones contractuales de ambos préstamos se extinguieron en su totalidad. Al 31 de diciembre de 2025 el saldo de estos préstamos ascendía a 9.378.822. 7.3.5. Fideicomiso financiero correspondiente a la Central Termoeléctrica Brigadier López En el marco de la adquisición de la Central Termoeléctrica Brigadier López la Sociedad asumió el carácter de fiduciante del contrato de fideicomiso financiero previamente suscripto por Integración Energética Argentina S.A., titular anterior de la Central. El saldo de la deuda financiera a la fecha de transferencia de la Central era de USD 154.662.725. De acuerdo con los términos del contrato de fideicomiso, la deuda financiera devengaba una tasa de interés igual a la tasa LIBO más 5% o igual a 6,25%, la que fuere mayor, y era amortizable mensualmente. Con fecha 5 de abril de 2022 se canceló el saldo adeudado. En virtud del contrato de fideicomiso, al 31 de diciembre de 2025 existían saldos de deudores comerciales con asignación específica por 884.757. Durante el mes de diciembre de 2024 CPSA inició un arbitraje en la Bolsa de Comercio de la República Argentina a fin de recuperar los importes correspondientes al fondo de reserva y proceder con la posterior disolución del Fideicomiso. En abril de 2026, la Sociedad fue notificada del laudo del tribunal que hizo lugar al reclamo de CPSA, en virtud del cual dicho tribunal ordenó el reembolso a CPSA de los importes mantenidos en el fondo de reserva actualizados a una tasa de interés del 6% anual, con costas. En junio de 2026 la Sociedad recibió los importes correspondientes al capital por 6.951.771 mientras que la imposición de intereses fue apelada por la parte demandada. A la fecha de emisión de los presentes estados financieros dicha apelación se encuentra pendiente de resolver por parte de la Cámara de Apelaciones. 7.3.6. Programa de Obligaciones Negociables de CPSA Con fecha 31 de julio de 2020 la Asamblea General Extraordinaria de Accionistas de la Sociedad aprobó la creación de un nuevo programa global de emisión de obligaciones negociables por un monto máximo en circulación en cualquier momento durante la vigencia del programa de USD 500.000.000 (o su equivalente en otras monedas), a ser emitidos en la forma de obligaciones negociables a corto, mediano o largo plazo, simples, no convertibles en acciones, en los términos de la Ley de Obligaciones Negociables (el “Programa”). Asimismo, se delegó en el Directorio facultades para determinar y establecer las condiciones del Programa y de las obligaciones negociables a ser emitidos bajo el mismo, que no fueran expresamente determinadas por la asamblea de accionistas. Con fecha 29 de octubre de 2020, la CNV aprobó la creación del mencionado programa. Con fecha 11 de junio de 2025, la CNV aprobó la prórroga del plazo de vigencia del Programa hasta el 29 de octubre de 2030 y la ampliación del monto del Programa por hasta USD 1.000.000.000. En el marco de este programa, la Sociedad emitió seis tipos de valores negociables: a) con fecha 17 de septiembre de 2023 tuvo lugar la integración y liquidación de la Obligación Negociable (ON) Clase A, denominada, integrada y pagadera en dólares estadounidenses en el exterior; las características de esta ON eran las siguientes: i) valor nominal emitido: USD 37.232.818, ii) tasa de Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 27 - CENTRAL PUERTO SOCIEDAD ANÓNIMA interés, determinada mediante licitación: 7%, iii) periodicidad del cupón de interés: semestral, iv) amortización: bullet, v) plazo: 30 meses, a contarse desde el 17 de septiembre de 2023 y vi) ley aplicable y lugar de depósito: Argentina, Caja de Valores S.A.; b) con fecha 17 de octubre de 2023 tuvo lugar la integración y liquidación del bono internacional denominado “10% Senior Notes due 2025” (ON clase B), denominado, integrado y pagadero en dólares estadounidenses en el exterior, bajo el esquema Reg S; las características de este bono eran las siguientes: i) valor nominal emitido: USD 50.000.000, ii) tasa de interés, determinada mediante licitación: 10%, iii) periodicidad del cupón de interés: semestral, iv) amortización: bullet, v) plazo: 24 meses, a contarse desde el 17 de octubre de 2023 y vi) ley aplicable y lugar de depósito: New York, Euroclear; c) con fecha 25 de agosto de 2025 tuvo lugar la integración y liquidación de la ON Clase C, denominada, integrada y pagadera en dólares estadounidenses en el exterior; las características de esta ON son las siguientes: i) valor nominal emitido: USD 50.000.000, ii) tasa de interés, determinada mediante licitación: 8%, iii) periodicidad del cupón de interés: semestral, iv) amortización: bullet, v) plazo: 48 meses, a contarse desde el 25 de agosto de 2025 y vi) ley aplicable y lugar de depósito: Argentina, Caja de Valores S.A.; y d) con fecha 30 de abril de 2026, la Sociedad emitió en el mercado local la ON Clase D, denominada, integrada y pagadera en dólares estadounidenses; las características de esta ON son las siguientes: i) valor nominal emitido: USD 130.120.007, ii) tasa de interés, determinada mediante licitación: 6%, iii) periodicidad del cupón de interés: semestral, iv) amortización: bullet, v) plazo: 48 meses, a contarse desde el 30 de abril de 2026 y vi) ley aplicable y lugar de depósito: República Argentina, Caja de Valores S.A. e) con fecha 27 de julio de 2026, la Sociedad emitió en el mercado local la ON Clase E, denominada, integrada y pagadera en dólares estadounidenses; las características de esta ON son las siguientes: i) valor nominal emitido: USD 94.283.031, ii) tasa de interés, determinada mediante licitación: 5,5%, iii) periodicidad del cupón de interés: semestral, iv) amortización: bullet, v) plazo: 36 meses, a contarse desde el 27 de julio de 2026 y vi) ley aplicable y lugar de depósito: República Argentina, Caja de Valores S.A. f) con fecha 8 de octubre de 2026, la Sociedad emitió en el mercado local la ON Clase F, denominada, integrada y pagadera en dólares estadounidenses; las características de esta ON son las siguientes: i) valor nominal emitido: USD 50.000.000, ii) tasa de interés, determinada mediante licitación: 6%, iii) periodicidad del cupón de interés: semestral, iv) amortización: bullet, v) plazo: 36 meses, a contarse desde el 8 de octubre de 2026 y vi) ley aplicable y lugar de depósito: República Argentina, Caja de Valores S.A. Con fecha 20 de octubre de 2023, la Sociedad decidió la reapertura de la ON Clase A, procedimiento que permite ofrecer en el mercado un valor negociable que replica todas las condiciones del título ya ofrecido, incorporando en esta oportunidad la tasa de interés determinada en la oferta original (7%) y licitando el precio. Como resultado de este proceso, la Sociedad emitió USD 10.000.000 adicionales para la ON Clase A, con un precio de emisión de 102,9%. De esta forma, el valor nominal total de la Clase A ascendía a USD 47.232.818. Con fecha 28 de agosto de 2025, la Sociedad decidió la reapertura de la ON Clase C, logrando emitir en este proceso USD 39.067.309 adicionales, con un precio de emisión de 100,06%. Por lo tanto, el valor nominal total de la Clase C asciende a USD 89.067.309. Con fecha 17 de octubre de 2025 la ON Clase B fue cancelada en su totalidad. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 28 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Con fecha 16 de enero de 2026 la Sociedad efectuó el rescate anticipado de la ON Clase A, el cual contempló la cancelación total del valor nominal y los intereses devengados hasta dicha fecha. 7.3.7. Programas de recompra de acciones propias Teniendo en cuenta la volatilidad del mercado y la divergencia entre la cotización de las acciones de la Sociedad y la realidad económica de sus activos en la actualidad o su potencial futuro, resultando ello en detrimento de los intereses de los accionistas de la Sociedad, y considerando el historial de fuerte posición de caja y la disponibilidad de fondos que posee la Sociedad, el Directorio ha implementado diversos programas de recompra de acciones propias, teniendo en cuenta en cada uno de ellos que las acciones en cartera no superen el límite legal del 10% del capital social emitido. Con fecha 13 de octubre de 2022, el Directorio de la Sociedad aprobó la creación de un programa de adquisición de acciones propias emitidas por la Sociedad, por un monto máximo de hasta USD 10.000.000 y por un plazo de 180 días corridos. Dicho programa venció el 11 de abril de 2023. Bajo el marco del programa el Grupo recompró 252.034 acciones de valor nominal $1 por un valor total de 254.501. Ver Nota 9. Con fecha 24 de agosto de 2023, el Directorio de la Sociedad aprobó la creación de un nuevo programa de adquisición de acciones propias emitidas por la Sociedad, por un monto máximo de hasta USD 10.000.000 y por un plazo de 180 días corridos. Dicho programa venció el 20 de febrero de 2024. El Grupo ha recomprado bajo el marco del programa 2.299.993 acciones de valor nominal $1 por un valor total de 4.754.693. El plazo límite para la enajenación de dichas acciones, de acuerdo con lo previsto por la Ley de Mercado de Capitales, venció el 11 de octubre de 2026. Vencido dicho plazo sin que las acciones hubieran sido enajenadas, las mismas fueron canceladas de conformidad con lo establecido por la normativa aplicable. Con fecha 25 de septiembre de 2025, el Directorio de la Sociedad aprobó la creación de un nuevo programa de adquisición de acciones propias emitidas por la Sociedad, conforme la norma vigente, por un monto máximo de hasta USD 20.000.000 por un plazo de 180 días corridos. Dicho programa venció el 24 de marzo de 2026. El Grupo ha recomprado bajo el marco del programa 2.756.000 acciones de valor nominal $1 por un valor total de 3.762.901. El plazo límite para la enajenación de dichas acciones, de acuerdo con lo previsto por la Ley de Mercado de Capitales, vence el 17 de octubre de 2028. Con fecha 31 de agosto de 2026, el Directorio de la Sociedad aprobó la creación de un nuevo programa de adquisición de acciones propias emitidas por la Sociedad, conforme la norma vigente, por un monto máximo de hasta USD 30.000.000 o el monto menor que resulte en la adquisición hasta alcanzar el 10% del capital social y por un plazo de 180 días corridos contados a partir del día hábil siguiente a la fecha de publicación de la compra en los medios de comunicación al mercado, sujeto a cualquier renovación o extensión del plazo. El procedimiento de recompra puede ser realizado por la Sociedad y/o sus subsidiarias, con un límite diario para operaciones de hasta el 25% del volumen promedio de transacciones diarias para la acción en los mercados en los que cotiza, considerando para ello los 90 días hábiles de cotización anteriores. El precio máximo a pagar por las acciones es de USD 16 por ADR en el NYSE y hasta un máximo de pesos 2.600 por acción en BYMA. Al 30 de septiembre de 2026 el Grupo recompró bajo el marco del programa 1.617.337 acciones de valor nominal $1 por un valor total de 3.255.475. Con posterioridad al cierre del período, el Grupo ha recomprado bajo el marco de dicho programa 5.807.000 acciones de valor nominal $1 por un valor total de 11.297.873. Las operaciones realizadas a través de estos programas han sido registradas como adquisiciones de acciones propias de acuerdo con lo previsto por la NIC 32 y las normas correspondientes de la CNV, por lo cual la consideración pagada por tales acciones fue reconocida directamente en el patrimonio neto. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 29 - CENTRAL PUERTO SOCIEDAD ANÓNIMA 7.3.8. Préstamo con Mitsubishi Corporation Con fecha 29 de noviembre de 1996 la sociedad Central Costanera S.A. firmó un contrato con la firma Mitsubishi Corporation por la instalación de una planta llave en mano de generación de energía eléctrica de ciclo combinado. El contrato original incluía la financiación de USD 192,5 millones, a 12 años de plazo contados a partir de la recepción provisoria del proyecto, con una tasa fija de 7,42 % anual y amortización semestral de capital e intereses. Con fecha 27 de octubre de 2014, Central Costanera S.A. y Mitsubishi Corporation acordaron la reestructuración de dicho pasivo. Entre las principales condiciones de la reestructuración, se destacan las siguientes: la condonación de los intereses devengados y acumulados al 30 de septiembre de 2014 por USD 66.061.897; la reprogramación de los vencimientos del capital de USD 120.605.058 por un plazo de 18 años, con un período de gracia de 12 meses, que debe cancelarse totalmente antes del 15 de diciembre de 2032; un pago mínimo anual de USD 3.000.000 en concepto de capital, en cuotas trimestrales; una tasa de interés fija del 0,25% anual; y se fijaron ciertas restricciones al pago de dividendos. La tasa de interés efectiva del préstamo es del 10,805%. Considerando las restricciones impuestas en su momento por el BCRA (ver Nota 13), se celebraron sucesivas adendas al contrato de préstamo desde el 30 de septiembre de 2020. El préstamo contempla ciertas restricciones financieras, las cuales, al 30 de septiembre de 2026, han sido cumplidas en su totalidad por Central Costanera S.A. Asimismo, en garantía de las obligaciones contraídas, Central Costanera S.A. mantiene a favor de Mitsubishi Corporation una prenda con registro en primer grado sobre el activo financiado, cuyo monto fue variando en función de las refinanciaciones obtenidas. Al 30 de septiembre de 2026 y al 31 de diciembre de 2025 el saldo del pasivo asciende a 54.824.380 y 48.716.391, respectivamente. 7.3.9. Préstamos con IFC y Banco de Galicia y Buenos Aires S.A. Con fecha 19 de diciembre de 2025 la Sociedad suscribió un contrato de préstamo con IFC por un monto de USD 300 millones, para financiar la adquisición de las acciones de la sociedad Piedra del Aguila Hidroeléctrica Argentina S.A. (ver Nota 1.1) y parte del proyecto de almacenamiento de energía eléctrica en baterías en la central Nuevo Puerto (ver Nota 1.2.r) a los estados financieros correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos). De acuerdo con los términos del contrato, el préstamo devenga una tasa de interés igual a SOFR más 4,00% o SOFR más 4,15%, según el tramo que se trate. Por el período de tres meses comprendido entre el 1° de julio y el 30 de septiembre de 2026 la tasa de interés efectiva ascendió a 7,75%. El plazo del préstamo varía entre 7 y 9 años según el tramo y contempla un período de gracia de 2 años y amortizaciones trimestrales. Con la firma del contrato de financiamiento se volvieron exigibles una serie de costos por la estructuración y sindicación del préstamo, los cuales ascienden a USD 5.720.000. Dicho monto fue cancelado en enero y febrero de 2026. A partir del 2 de enero de 2026 este préstamo devenga un 1% de “commitment fee” (interés por compromiso de fondos), calculado sobre los saldos pendientes de desembolso. CPSA se ha comprometido a mantener un “Adjusted Interest Coverage Ratio” de al menos 2,00:1,00 y un ratio de Deuda Financiera Neta sobre EBITDA Ajustado (según se lo define en el contrato de préstamo) no superior a 3,00:1,00, medidos trimestralmente sobre una base consolidada de los últimos doce meses. Asimismo, el contrato de préstamo establece otras obligaciones y restricciones habituales para financiaciones de este tipo, que incluyen, entre otras: (i) ciertas limitaciones a las consolidaciones, fusiones y ventas de activos; (ii) restricciones a la asunción de endeudamiento adicional; (iii) limitaciones al pago de dividendos; (iv) limitaciones a la realización de inversiones de capital; y (v) restricciones a la constitución de garantías. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 30 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Con fecha 16 de abril de 2026 la Sociedad recibió un primer desembolso de USD 50 millones correspondiente al mencionado préstamo, mientras que con fecha 12 de agosto de 2026 la Sociedad recibió un segundo desembolso por USD 117.000.000. Al 30 de septiembre de 2026 el saldo del pasivo asciende a 217.970.931. Asimismo, con fecha 5 de enero de 2026, la Sociedad acordó un financiamiento puente con Banco Galicia por un monto de USD 200 millones a una tasa de interés del 5% anual por un plazo de 180 días contados desde la fecha de desembolso, el cual fue efectivizado con fecha 6 de enero de 2026. De acuerdo con lo previsto en el contrato de préstamo, los fondos provenientes del mismo fueron destinados a la compra de las acciones de la sociedad Piedra del Aguila Hidroeléctrica Argentina S.A. Con fecha 5 de mayo de 2026, la Sociedad canceló parcialmente en forma anticipada aproximadamente USD 130 millones de este financiamiento puente. Posteriormente, la Sociedad acordó con Banco Galicia extender la fecha de vencimiento del préstamo al 25 de noviembre de 2026 y modificar la tasa de interés aplicable durante el período extendido, la cual a la fecha de emisión de los presentes estados financieros asciende a 2,75%. Al 30 de septiembre de 2026 el saldo del pasivo asciende a 106.095.946. 7.3.10. Préstamos de corto plazo para financiación de importaciones Durante 2025 CPSA firmó un contrato marco con Banco Santander por USD 50.000.000 para financiar operaciones de comercio exterior. Entre enero y marzo de 2026 se realizaron tres desembolsos por un total de USD 18.606.382 a una tasa de interés promedio anual de 6,12%, con vencimiento en julio de 2026. Estos préstamos fueron cancelados a su vencimiento. Asimismo, durante 2026 la sociedad Central Costanera S.A. firmó dos contratos marco con BBVA con idéntico propósito, por un monto máximo de hasta USD 7.500.000 y USD 17.000.000, respectivamente. Bajo el primer contrato marco se realizaron dos desembolsos en enero de 2026 por un total de USD 6.781.866, a una tasa de interés promedio anual de 6,31%, con vencimiento en julio de 2026. Con fecha 17 de abril de 2026 se realizó un desembolso de USD 15.964.178 bajo el segundo contrato marco, a una tasa de interés anual de 6,08% y con vencimiento en julio de 2026. Estos préstamos fueron cancelados a su vencimiento. Con fecha 12 de agosto de 2026, la sociedad Central Costanera S.A. tomó una financiación por 59.043 Euros con BBVA a una tasa nominal anual del 11% y con vencimiento el 5 de noviembre de 2026. 7.3.11. Préstamo con Banco Santander International Con fecha 11 de mayo de 2026 CPSA acordó un financiamiento con el Banco Santander International por un monto de USD 50 millones a ser pagado en una única cuota a los 48 meses posteriores a la fecha de otorgamiento del préstamo. La tasa aplicable es SOFR + 1,42%. Por el período de tres meses comprendido entre el 1° de julio y el 30 de septiembre de 2026 la tasa de interés efectiva ascendió a 4,84%. 7.4. Información cuantitativa y cualitativa sobre valores razonables Técnicas de valuación El valor razonable informado para los activos financieros representa el importe al que se podría canjear el instrumento en una transacción corriente entre partes de común acuerdo y no en una transacción forzada o de liquidación. Para estimar los valores razonables, se utilizaron los siguientes métodos y supuestos: La Dirección ha evaluado que los valores razonables de los deudores comerciales corrientes se aproximan a sus respectivos importes en libros debido, en gran medida, a los vencimientos a corto plazo de estos instrumentos. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 31 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106El Grupo evalúa las cuentas por cobrar a largo plazo a tasa fija y variable sobre la base de flujos de efectivo descontados. La valuación requiere que el Grupo adopte ciertos supuestos tales como las tasas de interés, los factores de riesgo de cada operación en particular y la solvencia del cliente.El valor razonable de los títulos de deuda con cotización, los fondos comunes de inversión y las acciones y obligaciones negociables, se basa en los precios de cotización a la fecha de cierre del período sobre el que se informa. El valor razonable de las participaciones en las sociedades TSM y TMB se ha estimado utilizando un modelo de flujos de efectivo descontados.El valor razonable de las deudas y préstamos que devengan interés se aproxima a su valor de libros.Jerarquía del valor razonableEl siguiente cuadro muestra la jerarquía en la medición del valor razonable de los activos financieros medidos recurrentemente a su valor razonable al 30 de septiembre de 2026 y al 31 de diciembre de 2025:Al 30 de septiembre de 2026 Fecha de medición Total Nivel 1 Nivel 2 Nivel 3 ARS 000 ARS 000 ARS 000 ARS 000 Activos medidos por su valor razonable Activos financieros al valor razonable con cambios en el resultado: Fondos comunes de inversión 30.09.2026 49.360.146 49.360.146 - - Títulos de deuda pública 30.09.2026 304.863.905 304.863.905 - - Activos financieros al valor razonable con cambios en el otro resultado integral: Participación en sociedades TSM y TMB 30.09.2026 69.665.191 - - 69.665.191 Total de activos financieros medidos por su valor razonable 423.889.242 354.224.051 - 69.665.191 Mediciones del valor razonable utilizando:Al 31 de diciembre de 2025 Fecha de medición Total Nivel 1 Nivel 2 Nivel 3 ARS 000 ARS 000 ARS 000 ARS 000 Activos medidos por su valor razonable Activos financieros al valor razonable con cambios en el resultado Fondos comunes de inversión 31.12.2025 49.664.952 49.664.952 - - Títulos de deuda pública 31.12.2025 243.001.397 243.001.397 - - Acciones y obligaciones negociables 31.12.2025 7.359.492 7.359.492 - - Swap de tasa de interés 31.12.2025 5.590.023 - 5.590.023 - Participación en sociedades 31.12.2025 169.813.531 169.813.531 - - Activos financieros al valor razonable con cambios en el otro resultado integral: Participación en sociedades TSM y TMB 31.12.2025 1.002.527 - - 1.002.527 Total de activos financieros medidos por su valor razonable 476.431.922 469.839.372 5.590.023 1.002.527 Mediciones del valor razonable utilizando:No hubo transferencias entre las jerarquías.La información sobre los objetivos y las políticas de gestión del riesgo financiero del Grupo se incluye en la Nota 17 a los estados financieros consolidados correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos.- 32 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 1068. Activos y pasivos no financieros8.1. Otros activos no financieros 30-09-2026 31-12-2025 ARS 000 ARS 000 No corrientes Créditos fiscales 53.095 372.757 Créditos por impuesto a las ganancias 738.779 430.426 Anticipo a proveedores 40.203.534 10.707.815 40.995.408 11.510.998 Corrientes Anticipo a proveedores 46.371.656 8.426.282 Seguros pagados por adelantado 7.352.899 612.629 Créditos fiscales 7.157.206 10.633.647 Otros 7.698.775 2.841.402 68.580.536 22.513.9608.2. Otros pasivos no financieros 30-09-2026 31-12-2025 ARS 000 ARS 000 No corrientes IVA a pagar 9.783.133 20.314.608 Impuesto a los débitos y créditos bancarios a pagar 4.176.301 1.426.017 13.959.434 21.740.625 Corrientes IVA a pagar 84.654.668 48.197.498 Ingresos brutos a pagar 2.540.975 634.700 Retenciones a depositar 16.190.941 1.289.710 Canon y regalías a pagar 1.847.706 371.528 Impuesto a los débitos y créditos bancarios a pagar 5.119.875 2.709.127 Garantías por mantenimiento de ofertas- 2.450.425 Garantías recibidas de clientes 39.852.329 - Otros 1.079.365 236.282 151.285.859 55.889.2708.3. Pasivo por compensaciones y beneficios a empleados 30-09-2026 31-12-2025 ARS 000 ARS 000 No corrientes Beneficios a los empleados a largo plazo 11.307.718 9.711.512 Corrientes Beneficios a los empleados a largo plazo 4.469.082 4.469.305 Vacaciones y sueldo anual complementario 22.569.926 15.487.804 Contribuciones a pagar 3.974.540 4.511.485 Provisión para gratificaciones a pagar 16.685.483 18.635.554 Diversos 750.915 456.315 48.449.946 43.560.463- 33 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 1068.4. Activos por derecho de uso Concesión Terrenos Usufructo Terrenos ARS 000 ARS 000 ARS 000 ARS 000 Costo Al 31 de diciembre de 2024- - 1.548.509 1.548.509 Adiciones- - - - Al 31 de diciembre de 2025- - 1.548.509 1.548.509 Adiciones 371.642.742 27.816.504 - 399.459.246 Conversión- - 65.985 65.985 Al 30 de septiembre de 2026 371.642.742 27.816.504 1.614.494 401.073.740 Depreciación acumulada Al 31 de diciembre de 2024- - (100.181) (100.181) Del período- - (87.778) (87.778) Al 31 de diciembre de 2025- - (187.959) (187.959) Del período (8.840.169) (882.163) (68.638) (9.790.970) Conversión (450.436) (45.054) (8.009) (503.499) Al 30 de septiembre de 2026 (9.290.605) (927.217) (264.607) (10.482.429) Neto Al 31 de diciembre de 2025- - 1.360.550 1.360.550 Al 30 de septiembre de 2026 362.352.137 26.889.287 1.349.887 390.591.311 Concesión Hidroeléctrica Piedra del Águila Propiedades, planta y equipos Total9. Reservas patrimoniales. Distribución de dividendos. Capital social.Con fecha 30 de abril de 2025, la Asamblea de Accionistas de la Sociedad aprobó incrementar la reserva legal en la suma de 2.721.366 y destinar el resto de los resultados no asignados al 31 de diciembre de 2024 a incrementar la reserva facultativa destinada al pago de dividendos en base a la evolución de la condición financiera de la Sociedad y de lo dispuesto en la política de distribución de dividendos vigente de la Sociedad.Con fecha 30 de abril de 2026, la Asamblea de Accionistas de la Sociedad aprobó destinar los resultados no asignados al 31 de diciembre de 2025 y el importe de la reserva legal que resulta excedente del monto establecido por la normativa aplicable y el estatuto social por 29.273.279, a la constitución de una reserva facultativa para ser utilizada indistintamente para (i) pago de dividendos en base a la evolución de la condición financiera de la Sociedad y de lo dispuesto en la política de distribución de dividendos vigente de la Sociedad y (ii) para la adquisición de acciones propias de la Sociedad.Con fecha 16 de septiembre de 2026, el Directorio de la Sociedad resolvió desafectar parcialmente la reserva facultativa destinada al pago de dividendos a los efectos de distribuir un dividendo en efectivo equivalente a 164 pesos por acción.En el marco del plan de adquisición de acciones propias aprobado por la Sociedad con fecha 11 de octubre de 2022 (ver Nota 7.3.7), y lo dispuesto por el artículo 67 de la Ley de Mercado de Capitales N° 26.831, se ha producido la cancelación de pleno derecho de 252.034 acciones ordinarias, de un voto por acción cada una. Dicha cancelación, conforme lo exige la normativa aplicable obedece a que, habiendo transcurrido el plazo de tres años desde su adquisición (efectuada entre los días 20 de octubre y 23 de noviembre de 2022), las referidas acciones propias permanecieron en cartera sin haber sido enajenadas ni habiéndose adoptado resolución asamblearia respecto de su destino. En virtud de ello, el capital social de la Sociedad fue disminuido de pleno derecho en un monto igual al valor nominal de las acciones canceladas, ascendiendo el nuevo capital social a la suma de 1.513.770, representado por 1.513.770.222 acciones ordinarias con derecho a un voto - 34 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 por acción y de $1 valor nominal cada una. En este sentido, con fecha 6 de mayo de 2026 la CNV resolvió cancelar parcialmente la autorización de Oferta Pública respecto de 252.034 acciones con motivo de la reducción de capital social descripta, de modo que luego de dicha cancelación el capital social de CPSA autorizado a la Oferta Pública asciende a 1.513.770, compuesto por 1.513.770.222 acciones ordinarias, escriturales, con derecho a un voto por acción y de $1 valor nominal cada una. Los efectos de la cancelación de estas acciones fueron expuestos en el estado de cambios en el patrimonio incluido en los estados financieros consolidados correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos, en las cuentas "Capital social – Acciones propias en cartera”, “Ajuste integral de las acciones en cartera”, "Costo de acciones propias en cartera" y la diferencia se imputó a los "Resultados No Asignados".Al 30 de septiembre de 2026 el Grupo posee acciones propias en cartera por un total de 15.525.178 acciones de valor nominal $1, de las cuales 9.251.848 acciones están en poder de la subsidiaria Proener S.A.U., de las cuales a su vez 8.851.848 no fueron adquiridas través de los Programas de recompra de acciones propias mencionados en la nota 7.3.7.A continuación, se presenta la evolución del capital social correspondiente a los últimos 3 ejercicios y al período finalizado el 30 de septiembre de 2026:Valor nominal Acciones propias en cartera Total ARS 000 ARS 000 ARS 000 Al 1° de enero de 2023 1.504.918 9.104 1.514.022 Adquisición de acciones propias (2.300) 2.300 - Al 31 de diciembre de 2023 1.502.618 11.404 1.514.022 Movimientos- - - Al 31 de diciembre de 2024 1.502.618 11.404 1.514.022 Adquisición de acciones propias (2.756) 2.756 - Reducción de capital- (252) (252) Al 31 de diciembre de 2025 1.499.862 13.908 1.513.770 Adquisición de acciones propias (1.617) 1.617 - Al 30 de septiembre de 2026 1.498.245 15.525 1.513.770 Capital social10. Información sobre partes relacionadasEl siguiente cuadro presenta el importe de las transacciones realizadas y los saldos con partes relacionadas al cierre del período/ejercicio correspondiente:- 35 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 Ingresos Gastos Cuentas por cobrar, otros activos financieros y no financieros Cuentas por pagar ARS 000 ARS 000 ARS 000 ARS 000 Entidades relacionadas: Distribuidora de Gas Cuyana S.A. (1) 30-09-2026- - - - 30-09-2025 43.920 11.819.743 - 1.321.337 31-12-2025- - - - Energía Sudamericana S.A. (1) 30-09-2026- - - - 30-09-2025 9.908 - - - 31-12-2025- - - - RMPE Asociados S.A. 30-09-2026- 17.214.640 7.804.965 - 30-09-2025 1.055 9.470.644 3.284.183 - 31-12-2025 1.471 13.589.013 31 - RPU Agropecuaria S.A. 30-09-2026 3.000 - - - 30-09-2025 2.619 - - - 31-12-2025 3.651 - - - Full Logistics S.A. 30-09-2026 237.386 - 72.816 - 30-09-2025- - - - 31-12-2025 102.046 - 58.223 - M. Dodero Compañía General 30-09-2026 145.664 - 34.891 - de Servicios S.A. 30-09-2025 42.113 - 39.552 - 31-12-2025 83.364 36.300 36.587 - Minera Cordillera S.A. 30-09-2026 1.322 - 7.585 - 30-09-2025 68.417 - 6.800 - 31-12-2025 74.183 - 7.172 - Totales 30-09-2026 387.372 17.214.640 7.920.257 - 30-09-2025 168.032 21.290.387 3.330.535 1.321.337 31-12-2025 264.715 13.625.313 102.013 -(1) Entidad asociada hasta el 30 de septiembre de 2025.Saldos y transacciones con accionistasAl 30 de septiembre de 2026 y al 31 de diciembre de 2025 existe un saldo con accionistas de 251.822 y 7.025.910, respectivamente, correspondiente al impuesto a los bienes personales ingresado por la Sociedad bajo el régimen de responsable sustituto.Términos y condiciones de transacciones con partes relacionadasLos saldos a las respectivas fechas de cierre de los ejercicios y períodos sobre los que se informa no se encuentran garantizados y no devengan intereses. No existen garantías otorgadas o recibidas en relación con las cuentas por cobrar o pagar con partes relacionadas.Para los períodos de nueve meses finalizados el 30 de septiembre de 2026 y 2025, la Sociedad no ha registrado ningún deterioro del valor sobre las cuentas por cobrar con partes relacionadas. Esta evaluación se realiza al cierre de cada período sobre el que se informa, a través del examen de la situación financiera de la parte relacionada y del mercado en el que opera. - 36 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Durante el período de nueve meses finalizado el 30 de septiembre de 2025 el Grupo vendió un 0,22% de su tenencia accionaria en sociedades controladas, sin que ello implique la pérdida de control sobre dichas sociedades. De acuerdo con lo previsto por la NIIF 10, los efectos de dichas transacciones fueron reconocidos directamente en el patrimonio neto. Con fecha 7 de enero de 2025, la Asamblea de Accionistas de la sociedad subsidiaria CPR aprobó el rescate de la totalidad de las acciones de titularidad de los accionistas minoritarios de dicha sociedad, a excepción de una acción que conservaba PERSAU, en los términos del artículo 220 inciso 1 de la Ley General de Sociedades ("LGS"), y redujo voluntariamente el capital social en los términos del artículo 203 de la LGS. Posteriormente, con fecha 31 de marzo de 2025 CPSA adquirió a PERSAU la acción de CPR que había quedado en su poder. De acuerdo con lo previsto por la NIIF 10, los efectos de dichas transacciones fueron reconocidos directamente en el patrimonio neto. Con fecha 7 de mayo de 2026, la sociedad subsidiaria Patagonia Energy S.A. recibió un aporte de capital de un accionista minoritario por USD 12.484.600 (ver Nota 11.2). 11. Contratos, adquisiciones y acuerdos 11.1. Adquisición de participación en la sociedad 3C Lithium Pte. Ltd. Con fecha 26 de enero de 2026 CPSA realizó una adquisición y suscripción de acciones por un valor de USD 0,70 por acción, por medio de las cuales alcanzó una participación del 35% en el capital social de 3C Lithium Pte. Ltd. Esta sociedad es titular del 100% del capital social de Minera Cordillera S.A., una sociedad argentina que detenta los derechos mineros del proyecto “Tres Cruces”, ubicado en la provincia de Catamarca, Argentina. El proyecto “Tres Cruces” constituye un depósito de litio recientemente descubierto, teniendo como objetivo el desarrollo de las actividades de exploración, perforación y explotación del mineral. El Directorio de Minera Cordillera S.A. aprobó el plan de negocios 2026, el cual contempla gastos específicos, gastos operativos estrictamente relacionados con el desarrollo del proyecto “Tres Cruces”, incluyendo actividades de exploración, capital de trabajo, gastos administrativos generales y honorarios legales o bancarios directamente asociados. 11.2. Adquisición de Patagonia Energy S.A. Con fecha 12 de abril de 2026, CPSA llegó a un acuerdo con Patagonia Assets Limited para la transferencia directa e indirecta del 100 % del paquete accionario de Patagonia Energy & Resources Limited, sociedad controlante de Patagonia Energy S.A. (“PESA”), la cual es titular de una concesión de hidrocarburos sobre el bloque denominado Aguada del Chivato / Aguada Bocarey, ubicado en la Cuenca Neuquina. La transferencia de dicho paquete accionario quedó perfeccionada con fecha 16 de abril de 2026. El precio de compra acordado ascendió a USD 50.000.000. Dicha adquisición se ha registrado como una compra de activos. Con fecha 16 de junio de 2026 PESA firmó un contrato de opción de compra de acciones de PESA en favor del proveedor Radius Energy LLC y ciertos empleados por un monto de hasta el 13% del capital social de PESA. Este contrato no ha tenido un impacto material en los presentes estados financieros por el período de nueve meses finalizado el 30 de septiembre de 2026. Con fecha 21 de octubre de 2026 Gas y Petróleo del Neuquén S.A. (“GyP”) comunicó a PESA que el Directorio de GyP resolvió adjudicar a PESA el Área Corralera Noroeste (el “Área”), en los términos del artículo 17.2. de las Bases y Condiciones de la Ronda 1/2026 de la Convocatoria Nacional e Internacional para la Selección de Empresas para la Exploración, Desarrollo y eventual Explotación de áreas hidrocarburíficas. Como consecuencia de lo expuesto, con fecha 4 de noviembre de 2026 se firmó el Contrato de Unión Transitoria Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 37 - CENTRAL PUERTO SOCIEDAD ANÓNIMA para la exploración, desarrollo y explotación del Área, abriéndose así un plazo de 5 días hábiles para el otorgamiento de la garantía de cumplimiento de contrato. 11.3. Adjudicación de transporte firme de gas natural En el marco de dos concursos abiertos, con fecha 15 de abril de 2026 Transportadora de Gas del Sur S.A. (“TGS”) adjudicó a CPSA servicios de transporte firme de gas natural por un volumen de 436.804 m³/día (gasoducto Perito Moreno) y 428.199 m³/día (gasoducto Neu-Ba), por un plazo de 30 años, por un precio total de USD 30.727.676 y ARS 9.340.741.550, respectivamente. Dichos importes son abonados por CPSA en cuatro cuotas iguales en mayo, septiembre y diciembre de 2026, y en abril de 2027. 11.4. Convenio de extinción y transferencia de los Fideicomisos Central Termoeléctrica Manuel Belgrano y Timbúes Con fecha 1 de junio de 2026, se celebraron los Convenios de Extinción y Transferencia (los “Convenios”), en relación con los contratos de Fideicomiso Central Termoeléctrica Manuel Belgrano y Central Termoeléctrica Timbúes (los “Fideicomisos”), los cuales fueron suscriptos por (i) el Banco de Inversión y Comercio Exterior S.A. (“BICE”), en su carácter de fiduciario; (ii) CAMMESA, en su carácter de fiduciante; y (iii) TMB y TSM, en su carácter de fideicomisarios. En virtud de los Convenios, se dispuso la liquidación y extinción de los Fideicomisos y la transferencia de la totalidad de los patrimonios fideicomitidos de los Fideicomisos a favor de TMB y TSM, respectivamente. Asimismo, los Convenios establecen como “Fecha de Reorganización” la fecha de firma de los mismos y disponen que, con efectos a partir de dicho momento, TMB y TSM, en su carácter de fideicomisarios, son acreedoras de todas las remuneraciones y/o ingresos que hasta la fecha del presente correspondían al BICE en su carácter de Agente del MEM por los Fideicomisos, en cuanto no sea necesario para abastecer las Cuentas Fiduciarias (conforme este término se define en los Convenios) que deban mantenerse abiertas para dar cumplimiento a lo establecido en los Convenios así como en los Fideicomisos. A su vez, CAMMESA otorgó a TMB y TSM la habilitación provisoria efectiva a partir del 1 de julio de 2026, fecha a partir de la cual comenzaron a percibir en forma directa los ingresos derivados de la comercialización de energía en el MEM. Asimismo, en virtud de lo dispuesto por los Convenios, en dicha fecha se extinguieron los respectivos Contratos de Operación y Gestión del Mantenimiento de la Central (COYM). Como consecuencia de ello, el mismo 1° de julio de 2026, el BICE informó a TMB y TSM la liberación de las prendas constituidas sobre el 100% de las acciones de TMB y TSM, dejando constancia de que todas las obligaciones garantizadas por los contratos de prenda oportunamente celebrados entre los accionistas de TMB y TSM y el BICE se encontraban íntegramente cumplidas. Posteriormente, con fecha 13 de agosto de 2026 se publicaron en el Boletín Oficial las Resoluciones N° 205/2026 y 203/2026 de la Secretaría de Energía que aprobaron el cambio de titularidad como Agente Generador del MEM de la Central Termoeléctrica Manuel Belgrano en favor de TMB, y de la Central Termoeléctrica Timbúes en favor de TSM. El mencionado proceso se encuadra en lo dispuesto por el artículo 66 de la Ley 27.798, el cual dispone que la transferencia del patrimonio fideicomitido a favor de TMB y TSM constituye una reorganización en los términos de la Ley de Impuesto a las Ganancias, considerándose cumplidos los requisitos legales aplicables. Adicionalmente, la Dirección Nacional de Impuestos ha interpretado dicho encuadre en el sentido de otorgar tratamiento de reorganización impositiva a la operación, otorgando neutralidad fiscal en la transferencia de activos conforme al régimen vigente. Como consecuencia del mencionado proceso, se produjo la transferencia de derechos, obligaciones y activos que los fideicomisos poseían a la fecha de la transferencia. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 38 - CENTRAL PUERTO SOCIEDAD ANÓNIMA El Grupo posee participaciones accionarias en TMB y TSM por un total de 10,8312% y 9,6269%, respectivamente, las cuales han sido designadas como activos financieros a valor razonable con cambios en otro resultado integral y se encuentran expuestas en el rubro otros activos financieros del activo no corriente. El valor razonable de dichos activos financieros se ha estimado utilizando un modelo de flujos de efectivo descontados. 11.5. Venta de la participación en la sociedad AbraSilver Resource Corp. Con fecha 16 de septiembre de 2026 la subsidiaria Proener S.A.U. vendió el 100% de su participación accionaria en AbraSilver Resource Corp., la cual ascendía a 14.536.859 acciones representativas del 9,9% del capital social de dicha sociedad. El precio de la operación ascendió a 228.406.885 dólares canadienses. La inversión en dicha sociedad se encontraba valuada a valor razonable a la fecha de cierre de cada período / ejercicio y clasificada dentro del rubro "Otros Activos Financieros -No Corrientes". 12. Ajuste por inflación integral impositivo En virtud de lo establecido por la Ley N° 27.468, modificada por la Ley N° 27.430, para la determinación de la ganancia neta imponible de los ejercicios que se inicien a partir del 1 de enero de 2019 podrá deducirse o incorporarse al resultado impositivo del ejercicio que se liquida, el ajuste por inflación que se obtenga por aplicación de las normas particulares contenidas en la ley de impuesto a las ganancias. Este ajuste procederá sólo si el porcentaje de variación en el IPC llegara a acumular (a) en los 36 meses anteriores al cierre del ejercicio que se liquida, un porcentaje superior al 100%, y (b) respecto del primer, segundo y tercer ejercicio que se inicien a partir de su vigencia, una variación acumulada del IPC que supere en un 55%, 30% o 15% de dicho 100%, respectivamente. El ajuste por inflación impositivo positivo o negativo, según sea el caso, correspondiente al primer, segundo, y tercer ejercicio iniciados a partir del 1° de enero de 2018, que se deba calcular en caso de verificarse los supuestos previstos en los acápites (a) y (b) precedentes, deberá imputarse un sexto en ese período fiscal y los cinco sextos restantes, en partes iguales, en los cinco períodos fiscales inmediatos siguientes. Al 31 de diciembre de 2019 y durante los ejercicios posteriores dichas condiciones ya se habían alcanzado. En consecuencia, el impuesto a las ganancias corriente y diferido ha sido registrado a partir del ejercicio finalizado el 31 de diciembre de 2019, incorporando los efectos que se desprenden de la aplicación del ajuste por inflación impositivo en los términos previstos en la ley. 13. Medidas en la economía argentina Con fecha 10 de diciembre de 2023 asumieron nuevas autoridades del gobierno nacional el cual emitió una serie de medidas entre cuyos principales objetivos se destacan la flexibilización normativa para el desarrollo económico, reducción de distintos gastos con el objetivo de reducir el déficit fiscal, reducción de subsidios, etc. En el contexto del cambio de gobierno, en diciembre de 2023 se produjo una devaluación significativa del peso argentino que se observó reflejada en el tipo de cambio oficial. A partir de 2024 el gobierno nacional ha tomado acciones para lograr el equilibrio fiscal, lo cual le permitió alcanzar en un corto plazo un superávit primario y financiero respecto del Producto Bruto Interno, e iniciar un proceso de desaceleración de la inflación. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 39 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Sanción de la Ley N° 27.742 “Ley de Bases” Con fecha 28 de junio de 2024 se sancionó la Ley N°27.742 (“Ley de Bases”), la cual entró en vigencia luego de su promulgación por el Poder Ejecutivo. En materia energética, la Ley de Bases modifica leyes que hacen al marco regulatorio de los hidrocarburos, el gas natural, los biocombustibles, la energía eléctrica, entre otros. Estos cambios se proyectan con la intención de reconfigurar la relación entre el Estado y el mercado, con el objetivo de darle mayor preeminencia a la iniciativa privada a los fines de ganar en términos de competitividad y maximizar la renta obtenida. En este sentido, la Ley de Bases faculta al Poder Ejecutivo a modificar las Leyes N° 15.336, de Energía Eléctrica y N°24.065 Marco Regulatorio de la Energía Eléctrica, debiendo garantizar las siguientes bases: – El libre comercio internacional de energía eléctrica. – La libre comercialización, competencia y ampliación de los mercados, y la posibilidad de que el usuario final pueda elegir su proveedor. – La explicitación de los diferentes conceptos a pagar por el usuario final. – El desarrollo de infraestructura de transporte de energía eléctrica mediante mecanismos abiertos, transparentes, eficientes y competitivos. – La revisión de las estructuras administrativas del sector eléctrico, modernizándolas y profesionalizándolas. La Ley de Bases fusiona los entes reguladores del gas y la electricidad (ENRE y Enargas) en un solo Ente Nacional Regulador del Gas y la Electricidad, que tendrá las mismas funciones. En este sentido, con fecha 7 de julio de 2025 el Poder Ejecutivo dictó el Decreto N° 452/2025, mediante el cual se constituyó dicho ente. Mercado de cambios A partir de diciembre de 2019, el BCRA introdujo y mantuvo vigentes con carácter de plazo indefinido las normas sobre “Exterior y Cambios”, las cuales incluían regulaciones sobre exportaciones, importaciones y el requerimiento de la autorización previa del BCRA para acceder al mercado de cambios a los fines del giro de utilidades y dividendos, así como también otras restricciones a la operación en el mercado de cambios. En particular, se estableció la necesidad de refinanciación de los endeudamientos financieros con el exterior que reunieran ciertas condiciones. Los efectos que tuvieron estas regulaciones sobre los préstamos al 30 de septiembre de 2026 de las sociedades del Grupo se describen en la Nota 7.3.8. Luego de la asunción de las nuevas autoridades del gobierno nacional el 10 de diciembre de 2023, se redujeron las restricciones para el pago de las importaciones con registro de ingreso aduanero a partir del 13 de diciembre de 2023, mientras que se mantuvieron algunas de las restricciones impuestas por el BCRA al acceso al Mercado Único y Libre de Cambios ("MULC") y a la operación en el mercado de cambios. Posteriormente, con fecha 11 de abril de 2025 el gobierno nacional dispuso un conjunto de medidas destinadas a aliviar el marco regulatorio que rige el acceso al MULC. Estas medidas incluyen: (i) el establecimiento de un esquema de bandas para la determinación del tipo de cambio dentro de las cuales el dólar estadounidense puede fluctuar en el MULC; la banda inicial se fijó entre 1.000 pesos y 1.400 pesos, con sus límites ajustándose a una tasa mensual del 1%; (ii) la eliminación del programa que permitía la liquidación de los ingresos por exportaciones utilizando un mecanismo dividido de 80% a través del MULC y 20% a través del mercado financiero; (iii) la flexibilización del acceso de personas humanas al MULC para la compra de moneda extranjera, sujeta a los requisitos y condiciones establecidos por el BCRA, así como el mantenimiento Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 40 - CENTRAL PUERTO SOCIEDAD ANÓNIMA y/o ajuste de ciertas restricciones cruzadas con operaciones de títulos valores con liquidación en moneda extranjera, ya sea de manera directa o indirecta o por cuenta y orden de terceros) eliminándose además el recargo impositivo que se aplicaba a la compra de moneda extranjera en el MULC (manteniéndolo para el turismo y pagos con tarjeta de crédito); (iv) la autorización de distribución de dividendos por parte de empresas argentinas a accionistas extranjeros con respecto a los ejercicios fiscales que comiencen en 2025; (v) una flexibilización de los términos de pago para las transacciones de comercio exterior; y (vi) adecuaciones puntuales respecto de determinadas restricciones de acceso al MULC aplicables a entidades jurídicas, con el objeto de permitir que dichas entidades reanuden el acceso al MULC bajo condiciones normales. A partir del 1 de enero de 2026, el BCRA dispuso que los límites superior e inferior del esquema de bandas para el tipo de cambio serán ajustados mensualmente en función de los datos de inflación más recientemente publicados, con el objetivo de mitigar episodios de volatilidad excesiva en el mercado cambiario, permitiendo al mismo tiempo que el tipo de cambio fluctúe dentro de las bandas de acuerdo con las condiciones de mercado. Impuesto a las ganancias Con fecha 16 de junio de 2021 el Poder Ejecutivo Nacional promulgó la Ley N° 27.630 la cual estableció cambios en la tasa de impuesto a las ganancias corporativa, con vigencia para ejercicios fiscales iniciados a partir del 1° de enero de 2021. Dicha ley establece el pago del impuesto en base a una estructura de alícuotas escalonadas en función del nivel de ganancia neta imponible acumulada. Los montos previstos en esta escala se ajustarán anualmente, considerando la variación anual del índice de precios al consumidor que suministre el INDEC correspondiente al mes de octubre del año anterior al del ajuste respecto del mismo mes del año anterior. Para el ejercicio 2025 la escala aplicable era la siguiente: 25% hasta la ganancia neta imponible acumulada de 101,7 millones de pesos, 30% sobre el excedente de dicho monto hasta 1.016,8 millones de pesos y 35% sobre el excedente de dicho monto. Mientras tanto, para el ejercicio 2026 la escala a aplicar es la siguiente: 25% hasta la ganancia neta imponible acumulada de 133,5 millones de pesos, 30% sobre el excedente de dicho monto hasta 1.335,1 millones de pesos y 35% sobre el excedente de dicho monto. Plan de fomento de inversiones A fin de impulsar la matriz productiva y a la vez generar empleo y recursos fiscales, el gobierno nacional ha implementado durante 2024 el “Régimen de Incentivos para las Grandes Inversiones” (RIGI), instaurado por medio de la Ley de Bases, el cual otorgará beneficios impositivos, accesos a las divisas para importar y, bajo ciertas condiciones, permitirá remitir utilidades, a aquellos proyectos de inversión que se presenten y aprueben correspondientes a ciertos sectores estratégicos, capaces de generar exportaciones en el mediano y largo plazo. 14. Restricciones sobre la distribución de ganancias De acuerdo con la Ley General de Sociedades y el estatuto social, debe destinarse a la reserva legal el 5% de las ganancias del ejercicio hasta que dicha reserva alcance el 20% del capital social. Las utilidades que se distribuyan a personas humanas de Argentina y del exterior y personas jurídicas del exterior se encuentran sujetas a una retención del 7% en concepto de impuesto a los dividendos, en la medida que dichas utilidades correspondan a ejercicios cerrados con posterioridad al 31 de diciembre de 2017. De acuerdo con la Ley General de Sociedades y la normativa de la CNV, dado que la enajenación de las acciones propias recompradas debe realizarse con ganancias realizadas y líquidas o reservas libres, mientras se mantengan dichas acciones en cartera existe una restricción a la distribución de los resultados no asignados o reservas libres por un importe equivalente a su costo. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 41 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Adicionalmente, ciertos contratos de préstamo establecen requerimientos para distribuir dividendos (ver Notas 7.3.8 y 7.3.9). 15. Garantías otorgadas En garantía del cumplimiento de las obligaciones emergentes del contrato de concesión del Complejo Hidroeléctrico Piedra del Águila iniciado con fecha 9 de enero de 2026 (ver Nota 1.1), la Sociedad ha prendado a favor del Estado Nacional la totalidad de las acciones clase “A” de PDAHA, representativas del 51% del capital social de dicha sociedad, por todo el plazo de concesión de 30 años otorgado a PDAHA. Por otro lado, las acciones adquiridas por el Grupo en Central Costanera S.A. contienen una prenda, por la cual el Grupo realizará los trámites pertinentes a efectos de lograr su cancelación. A su vez, el Grupo ha realizado cauciones bursátiles, siendo estas operaciones financieras garantizadas con valores negociables de corto plazo en moneda local. En relación con el acuerdo de préstamo descripto en la Nota 7.3.11, el Grupo ha otorgado como garantía de cumplimiento T-BILLs que se encuentran incluidos dentro del saldo de otros activos financieros no corrientes. Asimismo, el Grupo ha otorgado garantías por el cumplimiento de los acuerdos descriptos en las Notas 1.2.a) y 18.3 a los estados financieros consolidados correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos, y en las Notas 7.3.1, 7.3.3 y 7.3.8. 16. Hechos subsecuentes No existen otros hechos u operaciones ocurridos entre la fecha de cierre del período y la fecha de emisión de los presentes estados financieros, que puedan afectar significativamente a dichos estados financieros. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 42 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ANEXO APROPIEDADES, PLANTA Y EQUIPOAL 30 DE SEPTIEMBRE DE 2026 Y 31 DE DICIEMBRE DE 2025Cuenta Principal Al comienzo Reexpresión saldo al inicio (2) Diferencia de conversión Adiciones Transferencias Bajas Al cierre ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 Terrenos y edificios 568.854.310 30.668.362 27.401.587 27.033.635 (11.299) (9.588.708) 644.357.887 Máquinas, equipos, turbogrupos y equipos auxiliares 3.181.041.179 71.745 62.767.112 39.582.930 1.796.373 (994.284.422) 2.290.974.917 Aerogeneradores 609.295.074 - 25.988.309 66.557 - - 635.349.940 Planta tratamiento de crudo- - 46.309 4.113.305 (4)- - 4.159.614 Turbinas 66.987.797 - 2.854.883 - - - 69.842.680 Obras en curso 22.424.047 - 12.556.817 178.064.658 (1.788.082) (808.584) 210.448.856 Otros 123.692.153 - 4.696.302 22.918.163 3.008 (9.954.045) 141.355.581 Total 30-09-2026 4.572.294.560 30.740.107 136.311.319 271.779.248 - (1.014.635.759) 3.996.489.475 31-12-2025 Cuenta Principal Al comienzo Reexpresión saldo al inicio (2) Diferencia de conversión Cargo del período Bajas y desvalorizaciones Al cierre Neto Neto ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 Terrenos y edificios 103.408.927 - 4.267.396 10.965.710 (9.275.434) 109.366.599 534.991.288 (3) 465.445.383 (3) Máquinas, equipos, turbogrupos y equipos auxiliares 1.559.905.008 170.036 (924.536) 134.825.595 (992.213.420) 701.762.683 1.589.212.234 1.621.136.171 Aerogeneradores 193.257.000 - 9.398.157 22.596.589 - 225.251.746 410.098.194 416.038.074 Planta tratamiento de crudo- - 4.408 391.529 - 395.937 3.763.677 - Turbinas- - - - - 69.842.680 66.987.797 Desvalorización de turbinas (1) 35.944.594 - 1.531.373 - - 37.475.967 (37.475.967) (35.944.594) Desvalorización de máquinas y equipos, terrenos y edificios, obras en curso, aerogeneradores y otros (1) 239.092.144 - 9.421.439 (15.027.566) - 233.486.017 (233.486.017) (239.092.144) Obras en curso- - - - - - 210.448.856 22.424.047 Otros 95.032.718 - 3.520.050 3.878.857 (9.934.062) 92.497.563 48.858.018 28.659.435 Total 30-09-2026 2.226.640.391 170.036 27.218.287 157.630.714 (1.011.422.916) 1.400.236.512 2.596.252.963 30-09-2026 Costo de adquisición 30-09-2026 Depreciaciones y desvalorizaciones(1) Ver Nota 2.3.8 a los estados financieros consolidados correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos. (2) Corresponde a las subsidiarias cuya moneda funcional es el peso argentino. Ver Nota 2.2.4. (3) Incluye activos por derecho de uso por 28.239.174 y 1.360.551 al 30 de septiembre de 2026 y al 31 de diciembre de 2025, respectivamente. Ver Nota 8.4. (4) Incorporado al patrimonio de la Sociedad por medio de la adquisición ocurrida con fecha 16 de abril de 2026 (ver Nota 11.2).- 43 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106ANEXO BACTIVOS INTANGIBLESAL 30 DE SEPTIEMBRE DE 2026 Y 31 DE DICIEMBRE DE 202531-12-2025 Cuenta Principal Al comienzo del período Adiciones Diferencia de conversión Al cierre del período Al comienzo del período Alícuota % Diferencia de conversión Importe del período Al cierre del período Neto resultante Neto resultante ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 Líneas de transmisión y estaciones transformadoras de los parques eólicos 36.245.969 - 1.542.498 37.788.467 13.431.621 5 630.084 1.322.189 15.383.894 22.404.573 22.814.348 Contratos de abastecimiento turbogas y turbovapor de la Central Brigadier López (“Contratos BL”) 217.621.138 - 9.273.518 226.894.656 169.180.192 10 7.396.964 3.599.967 180.177.123 46.717.533 48.440.946 Activos de exploración y evaluación de hidrocarburos- 73.936.941 (2) 5.808.715 79.745.656 - -- - - 79.745.656 - Desvalorización de Contratos BL (1)- - - - 30.358.959 10 1.174.020 (2.254.879) 29.278.100 (29.278.100) (30.358.959) Desvalorización de líneas de transmisión y estaciones transformadoras de los parques eólicos (1)- - - - 423.266 5 26.399 (17.319) 432.346 (432.346) (423.266) Total 30-09-2026 253.867.107 73.936.941 16.624.731 344.428.779 213.394.038 9.227.467 2.649.958 225.271.463 119.157.316 40.473.069 30-09-2026 Amortizaciones y desvalorizaciones Costo de adquisición(1) Ver Nota 2.3.8 a los estados financieros consolidados correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos. (2) Incorporado al patrimonio de la Sociedad por medio de la adquisición ocurrida con fecha 16 de abril de 2026 (ver Nota 11.2).- 44 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106ANEXO EPROVISIONES DEDUCIDAS DEL ACTIVO E INCLUIDAS EN EL PASIVOAL 30 DE SEPTIEMBRE DE 2026 Y 31 DE DICIEMBRE DE 202531-12-2025 Rubro Al comienzo Diferencia de conversión Aumentos Disminuciones Recuperos Al cierre Al cierre ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 Inventarios 13.749.121 586.529 - - - 14.335.650 13.749.121 Deudores comerciales y otras cuentas por cobrar Provisión para deterioro de valor de deudores comerciales 499.655 7.717 264.798 (11.452) (273.761) 486.957 499.655 Total 30-09-2026 14.248.776 594.246 264.798 (11.452) (273.761) 14.822.607 Total 31-12-2025 13.589.649 - 1.523.680 (38.726) (1) (825.827) 14.248.776 PASIVOS Provisiones Corrientes Provisión para juicios y reclamos 3.892.741 189.359 1.435.421 (933.147) - 4.584.374 3.892.741 Total 30-09-2026 3.892.741 189.359 1.435.421 (933.147) - 4.584.374 Total 31-12-2025 3.867.855 - 1.019.226 (994.340) (1) - 3.892.741 No corrientes 30-09-2026 ACTIVOS(1) Corresponden al resultado por exposición al cambio del poder adquisitivo de la moneda del ejercicio.- 45 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106ANEXO FCOSTO DE VENTASCORRESPONDIENTE A LOS PERÍODOS DE NUEVE Y TRES MESES FINALIZADOSEL 30 DE SEPTIEMBRE DE 2026 Y 2025ARS 000 ARS 000 ARS 000 ARS 000 Inventarios y activos biológicos al comienzo de cada período 245.837.303 302.523.295 318.339.528 316.742.554 Reexpresión saldo al inicio (1) 37.434.395 - 8.178.606 - Diferencia de conversión 15.105.902 - 7.510.236 - Compras y gastos de operación y producción de cada período:– Compras 778.021.343 190.556.557 372.641.100 101.860.975 – Gastos de operación (Anexo H) 419.135.581 299.541.494 150.573.653 94.202.120 – Gastos de producción forestal (Anexo H) 11.672.382 9.113.499 4.192.811 3.090.869 – Gastos de producción petrolera (Anexo H) 8.276.346 - 5.305.893 - – Crecimiento forestal y revaluación de activos biológicos 16.627.513 17.728.481 768.057 5.783.258 1.233.733.165 516.940.031 533.481.514 204.937.222 Inventarios y activos biológicos al cierre (325.147.712) (333.656.308) (325.147.712) (333.656.308) Total costo de ventas 1.206.963.053 485.807.018 542.362.172 188.023.468 9 meses 3 meses 01-01-2026 al 30-09-2026 01-01-2025 al 30-09-2025 01-07-2026 al 30-09-2026 01-07-2025 al 30-09-2025(1) Corresponde a las subsidiarias cuya moneda funcional es el peso argentino. Ver Nota 2.2.4.- 46 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106ANEXO GACTIVOS Y PASIVOS FINANCIEROS EN MONEDA DISTINTA DEL PESO ARGENTINO (3)AL 30 DE SEPTIEMBRE DE 2026 Y AL 31 DE DICIEMBRE DE 2025Cuenta Tipo de cambio vigente (1) Importe contabilizado en miles de pesos Importe contabilizado en miles de pesos ARS 000 ARS 000 ACTIVO NO CORRIENTE Deudores comerciales y otras cuentas por cobrar USD 36.566 1.518 (2) 55.490.087 USD 79.248 115.655.946 Otros activos financieros USD 54.269 1.508 81.837.652 USD 120.341 174.013.086 137.327.739 289.669.032 ACTIVO CORRIENTE Efectivo y equivalentes al efectivo USD 2.532 1.508 3.818.256 USD 2.792 4.037.232 EUR 1 1.708 1.708 EUR 1 1.699 CAD 218.496 1.060 231.562.902 - - - Otros activos financieros USD 20.150 1.508 30.386.200 USD 127.765 184.748.190 Deudores comerciales y otras cuentas por cobrar USD 116.179 1.518 (2) 176.304.061 USD 114.495 167.095.915 USD 40.825 1.508 61.564.100 USD 16.492 23.847.432 USD 6.959 1.540 10.716.860 USD 8.008 11.851.840 USD 2.652 1.517 4.023.084 USD 3.851 5.603.205 518.377.171 397.185.513 655.704.910 686.854.545 PASIVO NO CORRIENTE Deudas y préstamos que devengan interés USD 574.221 1.517 871.093.257 USD 249.899 363.603.045 Pasivos por arrendamientos USD 18.341 1.517 27.823.297 USD 1.124 1.635.420 898.916.554 365.238.465 PASIVO CORRIENTE Deudas y préstamos que devengan interés USD 86.184 1.517 130.741.128 USD 82.758 120.412.890 EUR 60 1.722 103.308 - - - Cuentaspor pagar comercialesyotrascuentas por pagar USD 55.686 1.517 84.475.662 USD 64.718 94.164.433 EUR 5.057 1.722 8.707.117 EUR 2.951 5.055.408 SEK - - - SEK 1.170 186.455 Pasivos por arrendamientos USD 1.331 1.517 2.019.127 USD 308 448.397 226.046.342 220.267.583 1.124.962.896 585.506.048 30-09-2026 31-12-2025 Clase y monto de la moneda distinta del peso (en miles) Clase y monto de la moneda distinta del peso (en miles)USD: Dólar estadounidense. EUR: Euro. SEK: Corona sueca CAD: Dólar canadiense(1) Al tipo de cambio correspondiente al 30 de septiembre de 2026 según el Banco de la Nación Argentina. (2) Al tipo de cambio de referencia Comunicación “A” 3500 (mayorista) correspondiente al 30 de septiembre de 2026 según el Banco Central de la República Argentina. (3) Información presentada a efectos de dar cumplimiento a las disposiciones establecidas por CNV.- 47 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106ANEXO H 1 de 2INFORMACIÓN REQUERIDA POR EL ART. N° 64. APARTADO I. INCISO b) DE LA LEY N° 19.550CORRESPONDIENTE A LOS PERÍODOS DE NUEVE MESESFINALIZADOS EL 30 DE SEPTIEMBRE DE 2026 Y 2025Rubros Gastos de operación Gastos de producción forestal Gastos de producción petrolera Gastos de administración y comercialización Total ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 Gastos por compensaciones a empleados 93.734.390 41.813 2.725.264 33.053.008 129.554.475 Otros beneficios a empleados a largo plazo 2.352.652 - - 492.800 2.845.452 Depreciación de propiedades, planta y equipos 154.474.852 - 391.529 2.934.369 157.800.750 Concesión Hidroeléctrica Piedra del Aguila 8.840.169 - - - 8.840.169 Amortización activos intangibles 2.649.958 - - - 2.649.958 Compras de energía y potencia 11.454.306 - - - 11.454.306 Honorarios y retribuciones por servicios 35.169.299 - 38.813 35.277.863 70.485.975 Gastos de mantenimiento 65.410.412 - - 473.687 65.884.099 Consumo de materiales y repuestos 16.173.000 - 116.971 2.822 16.292.793 Seguros 12.811.335 - 122.628 103.665 13.037.628 Canon y regalías 13.030.894 - 392.513 - 13.423.407 Impuestos y contribuciones 1.732.704 - - 7.468.810 9.201.514 Impuesto a los débitos y créditos bancarios 155.079 - - 21.031.711 21.186.790 Servicios de producción forestal- 11.630.569 - (385.752) 11.244.817 Servicios de producción petrolera- - 4.314.309 261.657 4.575.966 Diversos 1.146.531 - 174.319 2.485.700 3.806.550 Total 30-09-2026 419.135.581 11.672.382 8.276.346 103.200.340 542.284.649 Rubros Gastos de operación Gastos de producción forestal Gastos de producción petrolera Gastos de administración y comercialización Total ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 Gastos por compensaciones a empleados 78.913.231 17.777 - 25.384.778 104.315.786 Otros beneficios a empleados a largo plazo 2.967.025 - - 518.938 3.485.963 Depreciación de propiedades, planta y equipos 85.782.883 - - 2.556.389 88.339.272 Concesión Hidroeléctrica Piedra del Aguila- - - - - Amortización activos intangibles 1.578.832 - - - 1.578.832 Compras de energía y potencia 3.673.698 - - - 3.673.698 Honorarios y retribuciones por servicios 28.017.569 370.723 - 24.598.855 52.987.147 Gastos de mantenimiento 54.382.093 - - 320.020 54.702.113 Consumo de materiales y repuestos 23.936.481 - - - 23.936.481 Seguros 13.179.689 - - 95.591 13.275.280 Canon y regalías 4.739.666 - - - 4.739.666 Impuestos y contribuciones 1.477.685 - - 2.812.894 4.290.579 Impuesto a los débitos y créditos bancarios 144.398 - - 9.223.903 9.368.301 Servicios de producción forestal- 8.724.999 - 905.681 9.630.680 Diversos 748.244 - - 1.771.791 2.520.035 Total 30-09-2025 299.541.494 9.113.499 - 68.188.840 376.843.833 30-09-2025 30-09-2026 9 meses 9 meses- 48 -CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106ANEXO H 2 de 2INFORMACIÓN REQUERIDA POR EL ART. N° 64. APARTADO I. INCISO b) DE LA LEY N° 19.550CORRESPONDIENTE A LOS PERÍODOS DE NUEVE MESESFINALIZADOS EL 30 DE SEPTIEMBRE DE 2026 Y 2025Rubros Gastos de operación Gastos de producción forestal Gastos de producción petrolera Gastos de administración y comercialización Total ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 Gastos por compensaciones a empleados 31.839.858 15.001 1.362.101 12.024.891 45.241.851 Otros beneficios a empleados a largo plazo 783.058 - - 165.012 948.070 Depreciación de propiedades, planta y equipos 52.151.363 - 391.529 1.038.077 53.580.969 Concesión Hidroeléctrica Piedra del Aguila 3.063.227 - - - 3.063.227 Amortización activos intangibles 919.568 - - - 919.568 Compras de energía y potencia 4.486.832 - - - 4.486.832 Honorarios y retribuciones por servicios 15.940.181 - 12.001 13.798.022 29.750.204 Gastos de mantenimiento 23.955.274 - - 844.563 24.799.837 Consumo de materiales y repuestos 6.183.458 - 45.003 - 6.228.461 Seguros 4.612.842 - 69.005 31.502 4.713.349 Canon y regalías 5.940.440 - 75.006 - 6.015.446 Impuestos y contribuciones 586.543 - - 2.094.155 2.680.698 Impuesto a los débitos y créditos bancarios 64.505 - - 7.356.545 7.421.050 Servicios de producción forestal- 4.177.810 - (259.519) 3.918.291 Servicios de producción petrolera- - 3.267.242 129.010 3.396.252 Diversos 46.504 - 84.006 588.043 718.553 Total 30-09-2026 150.573.653 4.192.811 5.305.893 37.810.301 197.882.658 Rubros Gastos de operación Gastos de producción forestal Gastos de producción petrolera Gastos de administración y comercialización Total ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 Gastos por compensaciones a empleados 25.909.760 4.022 - 8.700.930 34.614.712 Otros beneficios a empleados a largo plazo 928.979 - - 162.533 1.091.512 Depreciación de propiedades, planta y equipos 23.884.765 - - 931.072 24.815.837 Concesión Hidroeléctrica Piedra del Aguila- - - Amortización activos intangibles 532.022 - - 532.022 Compras de energía y potencia 1.594.238 - - 1.594.238 Honorarios y retribuciones por servicios 9.041.903 660 - 8.519.948 17.562.511 Gastos de mantenimiento 18.982.042 - - 94.137 19.076.179 Consumo de materiales y repuestos 7.315.380 - - 7.315.380 Seguros 3.915.432 - - 16.688 3.932.120 Canon y regalías 1.215.324 - - 1.215.324 Impuestos y contribuciones 469.970 - - 961.688 1.431.658 Impuesto a los débitos y créditos bancarios 34.615 - - 4.529.348 4.563.963 Servicios de producción forestal- 3.086.187 - 58.712 3.144.899 Diversos 377.690 - - 696.009 1.073.699 Total 30-09-2025 94.202.120 3.090.869 - 24.671.065 121.964.054 3 meses 01-07-2025 al 30-09-2025 3 meses 01-07-2026 al 30-09-2026 - 1 -CENTRAL PUERTO SOCIEDAD ANÓNIMAFirmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106ESTADO SEPARADO DE RESULTADOS correspondiente al período de nueve y tres meses finalizado el 30 de septiembre de 202601-01-2026 al 30-09-2026 01-01-2025 al 30-09-2025 01-07-2026 al 30-09-2026 01-07-2025 al 30-09-2025 ARS 000 ARS 000 ARS 000 ARS 000 Ingresos de actividades ordinarias 1.167.175.469 546.326.520 532.983.475 226.615.559 Costo de ventas (835.809.899) (347.516.878) (375.570.818) (147.335.205) Ganancia bruta 331.365.570 198.809.642 157.412.657 79.280.354 Gastos de administración y comercialización (76.733.818) (50.691.022) (27.759.556) (18.904.925) Otros ingresos operativos 20.042.462 56.224.544 4.210.812 25.926.067 Otros gastos operativos (4.146.734) (5.377.172) (3.378.250) (50.248) Ganancia operativa 270.527.480 198.965.992 130.485.663 86.251.248 Resultado por exposición al cambio del poder adquisitivo de la moneda- (8.809.033) - (1.218.098) Ingresos financieros 3.746.533 16.284.969 (4.365.323) 9.233.145 Costos financieros (53.610.759) (75.367.793) (28.497.611) (38.591.032) Participación en los resultados netos de asociadas y subsidiarias 240.244.188 193.510.320 74.909.548 48.185.114 Ganancia antes de impuesto a las ganancias 460.907.442 324.584.455 172.532.277 103.860.377 Impuesto a las ganancias del período (11.944.094) (1.079.659) (25.635.399) 35.934.935 Ganancia neta del período 448.963.348 323.504.796 146.896.878 139.795.312 Ganancia por acción: – Básica y diluida (ARS) 299,37 215,33 97,95 93,03 No auditado 9 meses 3 meses No auditado No auditado No auditado- 2 -CENTRAL PUERTO SOCIEDAD ANÓNIMAFirmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106ESTADO SEPARADO DEL RESULTADO INTEGRAL correspondiente al período de nueve y tres meses finalizado el 30 de septiembre de 202601-01-2026 al 30-09-2026 01-01-2025 al 30-09-2025 01-07-2026 al 30-09-2026 01-07-2025 al 30-09-2025 ARS 000 ARS 000 ARS 000 ARS 000 Ganancia neta del período 448.963.348 323.504.796 146.896.878 139.795.312 Otro resultado integral del período Otro resultado integral del período que no se reclasificará a resultados en ejercicios posteriores Diferencia de conversión (1) 134.069.445 - 88.448.755 - Cambios en el valor razonable de las inversiones medidas a valor razonable con cambios en otro resultado integral 65.041.818 65.041.818 Efecto en el impuesto a las ganancias (22.764.186) (22.764.186) 176.347.077 - 130.726.387 - Otro resultado integral del período que se reclasificará a resultados en ejercicios posteriores Diferencia de conversión (2) 59.639.449 - 13.044.966 - Otro resultado integral neto del período 235.986.526 - 143.771.353 - No auditado No auditado 9 meses 3 meses No auditado No auditado(1) Corresponde a la diferencia de cambio resultante del proceso de conversión a moneda de presentación. (2) Corresponde a las diferencias de cambio generadas por el proceso de conversión de las subsidiarias con moneda funcional diferente a la de la Sociedad.- 3 -CENTRAL PUERTO SOCIEDAD ANÓNIMAFirmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106ESTADO SEPARADO DE SITUACIÓN FINANCIERA al 30 de septiembre de 2026 30-09-2026 31-12-2025 Notas No auditado Auditado ARS 000 ARS 000 Activos no corrientes Propiedades, planta y equipo 1.390.771.947 1.246.497.803 Activos intangibles 17.437.915 18.081.986 Inversión en asociadas 63.305.927 34.601.704 Inversión en subsidiarias Anexo C 2.301.056.899 1.313.057.077 Inventarios 14.394.813 12.616.367 Otros activos no financieros 29.499.582 434.794 Deudores comerciales y otras cuentas por cobrar 58.349.888 123.684.279 Activo por impuesto diferido 41.235.094 - Otros activos financieros 59.871.439 10.157.595 3.975.923.504 2.759.131.605 Activos corrientes Inventarios 20.484.051 10.785.300 Otros activos no financieros 27.008.668 6.329.161 Deudores comerciales y otras cuentas por cobrar 451.008.651 197.781.216 Otros activos financieros 21.189.456 60.320.169 Efectivo y colocaciones a corto plazo 1.523.068 33.717.480 521.213.894 308.933.326 Total de activos 4.497.137.398 3.068.064.931 Patrimonio y pasivos Capital 1.498.245 1.499.862 Ajuste de capital 583.482.644 559.576.397 Acciones propias en cartera 15.525 13.908 Ajuste integral de las acciones en cartera 4.424.834 4.242.126 Costo de acciones propias en cartera (12.164.823) (8.536.133) Reserva legal 119.131.797 142.339.738 Reserva facultativa 1.034.319.423 992.046.623 Otras cuentas del patrimonio (50.038.245) (47.993.780) Reserva facultativa para futura distribución de dividendos 714.324.622 575.633.604 Resultados no asignados 490.209.046 332.495.992 Reserva por cambios en el valor razonable de activos financieros con cambios en ORI 42.277.632 - Otros resultados integrales acumulados 59.639.449 - Patrimonio neto 2.987.120.149 2.551.318.337 Pasivos no corrientes Otros pasivos no financieros 13.238.859 20.537.930 Pasivos por arrendamientos 26.215.277 - Deudas y préstamos que devengan interés 816.631.440 152.965.057 Pasivo por compensaciones y beneficios a los empleados 6.409.325 5.339.755 Pasivo por impuesto diferido- 26.421.491 Provisiones 497.576 - 862.992.477 205.264.233 Pasivos corrientes Cuentas por pagar comerciales y otras cuentas por pagar 149.426.017 98.112.042 Otros pasivos no financieros 115.621.189 39.846.399 Pasivos por arrendamientos 1.820.400 - Deudas y préstamos que devengan interés 261.506.528 117.531.801 Pasivo por compensaciones y beneficios a empleados 31.122.772 28.445.279 Impuesto a las ganancias a pagar 87.521.798 27.540.148 Provisiones 6.068 6.692 647.024.772 311.482.361 Total de pasivos 1.510.017.249 516.746.594 - 4 -CENTRAL PUERTO SOCIEDAD ANÓNIMAFirmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ESTADO SEPARADO DE CAMBIOS EN EL PATRIMONIO correspondiente al período de nueve meses finalizado el 30 de septiembre de 2026Valor Nominal Ajuste de capital Acciones propias en cartera Ajuste integral de las acciones en cartera Costo de acciones propias en cartera Reserva legal Reserva facultativa Otras cuentas del patrimonio Reserva facultativa para futura distribución de dividendos Resultados no Asignados Reserva por cambios en el valor razonable de activos financieros con cambios en ORI Otros resultados integrales acumulados Total ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 Al 1° de enero de 2026 1.499.862 559.576.397 13.908 4.242.126 (8.536.133) 142.339.738 992.046.623 (47.993.780) 575.633.604 332.495.992 - - 2.551.318.337 Ganancia neta del período- - - - - - - - - 448.963.348 - - 448.963.348 Otro resultado integral del período- 23.906.247 - 182.708 (373.215) 6.065.338 42.272.800 (2.044.465) 22.814.334 41.245.698 42.277.632 59.639.449 235.986.526 Resultado integral total neto del período- 23.906.247 - 182.708 (373.215) 6.065.338 42.272.800 (2.044.465) 22.814.334 490.209.046 42.277.632 59.639.449 684.949.874 Disposiciones de la Asamblea General de Accionistas del 30 de abril de 2026:- Incremento de reserva facultativa para futura distribución de dividendos- - - - - (29.273.279) - - 361.769.271 (332.495.992) - - Adquisición de acciones propias (Nota 7.3.7) (1.617) - 1.617 - (3.255.475) - - - - - - (3.255.475) Distribución de dividendos- - - - - - - - (245.892.587) - - (245.892.587) Al 30 de septiembre de 2026 1.498.245 583.482.644 15.525 4.424.834 (12.164.823) 119.131.797 1.034.319.423 (50.038.245) 714.324.622 490.209.046 42.277.632 59.639.449 2.987.120.149 Atribuible a los propietarios de la controladora Aportes de los propietarios Capital social Resultados acumulados- 5 -CENTRAL PUERTO SOCIEDAD ANÓNIMAFirmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ESTADO SEPARADO DE CAMBIOS EN EL PATRIMONIO correspondiente al período de nueve meses finalizado el 30 de septiembre de 2025Valor Nominal Ajuste de capital Acciones propias en cartera Ajuste integral de las acciones en cartera Costo de acciones propias en cartera Reserva legal Reserva facultativa Otras cuentas del patrimonio Reserva facultativa para futura distribución de dividendos Resultados No Asignados Total ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 Al 1° de enero de 2025 1.502.618 653.383.080 11.402 4.958.745 (4.644.306) 129.249.803 919.782.164 (45.212.875) 474.329.926 62.093.697 2.195.454.254 Ganancia neta del período- - - - - - - - - 323.504.796 323.504.796 Resultado integral total neto del período- - - - - - - - - 323.504.796 323.504.796 Disposiciones de la Asamblea General de Accionistas del 30 de abril de 2025:- Incremento de reserva legal- - - - - 2.721.366,00 - - - (2.721.366) - - Incremento de reserva facultativa para futura distribución de dividendos- - - - - - - - 59.372.332,00 (59.372.332) - Transacciones de patrimonio- - - - - - - 729.715 - (12.758.844) (12.029.129) Adquisición de acciones propias (240) (104.359) 240 104.359 (298.024) - - - - - (298.024) Escisión de Grupo Ecogas- (134.594.691) - (1.020.398) - - - - - - (135.615.089) Al 30 de septiembre de 2025 1.502.378 518.684.030 11.642 4.042.706 (4.942.330) 131.971.169 919.782.164 (44.483.160) 533.702.258 310.745.951 2.371.016.808 Aportes de los propietarios Capital social Atribuible a los propietarios de la controladora Resultados acumulados- 6 -CENTRAL PUERTO SOCIEDAD ANÓNIMAFirmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106ESTADO SEPARADO DE FLUJOS DE EFECTIVO correspondiente al período de nueve meses finalizado el 30 de septiembre de 202630-09-2026 30-09-2025 ARS 000 ARS 000 Actividades de operación Ganancia del período antes del impuesto a las ganancias 460.907.442 324.584.455 Ajustes para conciliar la ganancia del período antes del impuesto a las ganancias con los flujos netos de efectivo: Depreciación de propiedades, planta y equipos 88.354.624 54.260.965 Amortización de activos intangibles 1.345.177 349.695 Baja de propiedades, planta y equipos y materiales y repuestos 2.407.212 - Intereses de clientes ganados (12.542.510) (15.017.770) Ingresos financieros (3.746.533) (16.284.969) Costos financieros 53.610.759 75.367.793 Participación en los resultados netos de asociada y subsidiarias (240.244.188) (193.510.320) Movimiento en provisiones y cargo plan de beneficios a largo plazo a los empleados 1.759.501 2.167.915 Recupero de seguros (31.857) - Diferencia de cambio de clientes- (40.147.431) Resultado por exposición al cambio de poder adquisitivo de la moneda- 8.141.013 Cambios en los activos y pasivos operativos: (Aumento) / Disminucion de deudores comerciales y otras cuentas por cobrar (144.562.898) 1.891.036 Aumento de otros activos no financieros y de inventarios (35.681.900) (9.788.297) Aumento de cuentas por pagar comerciales, otras cuentas por pagar, otros pasivos no financieros, y pasivos por beneficios a los empleados 77.985.534 2.310.035 Intereses comerciales y fiscales pagados (167.016) (94.983) Pagos plan de pensión (188.346) - Intereses cobrados 8.404.428 13.852.019 Impuesto a las ganancias pagado (29.460.381) (12.485.354) Recupero de seguros cobrados 1.521.113 353.968 Servicios de transporte de gas natural pagados (26.651.049) - Flujo neto de efectivo procedente de las actividades de operación 203.019.112 195.949.770 Actividades de inversión Adquisición de propiedades, planta y equipo e inventario (142.073.825) (112.668.235) Dividendos cobrados 3.210.238 26.040.343 Venta (Adquisición) de otros activos financieros, neta 26.061.582 (100.544.753) Aportes en subsidiarias y asociadas (591.961.088) (89.468.266) Préstamos otorgados- (491.753) Flujo neto de efectivo utilizado en las actividades de inversión (704.763.093) (277.132.664) Actividades de financiación Obtención de adelantos en cuentas corrientes bancarias y cuentas comitentes 33.968.014 34.384.458 Cancelación de adelantos en cuentas corrientes bancarias y cuentas comitentes (16.657.686) (565.014) Préstamos y otras deudas financieras recibidos 1.065.892.053 176.652.922 Préstamos y otras deudas financieras pagados (316.445.626) (58.941.689) Intereses y otros costos financieros de préstamos y otras deudas financieras pagados (45.744.489) (10.884.023) Comisiones y gastos bancarios pagados (199.827) (193.262) Dividendos pagados (245.892.587) - Recompra de acciones propias (3.255.475) - Flujo neto de efectivo procedente de las actividades de financiación 471.664.377 140.453.392 (Disminución) Aumento neto del efectivo y colocaciones a corto plazo (30.079.604) 59.270.498 Diferencia de cambio, efecto de conversión y otros resultados financieros (2.114.808) 2.084.199 RECPAM generado por el efectivo y las colocaciones a corto plazo- (3.018.780) Efectivo y colocaciones a corto plazo al 1° de enero 33.717.480 900.573 Efectivo y equivalentes al 30 de septiembre 1.523.068 59.236.490 No auditado- 7 -CENTRAL PUERTO SOCIEDAD ANÓNIMAFirmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 1061. Bases de presentación de los estados financieros separados1.1. Resumen de las principales políticas contables materiales aplicadasLa Sociedad prepara sus estados financieros separados de acuerdo con las disposiciones vigentes de la CNV, que aprobó la RG N° 622, la cual establece que las entidades emisoras de acciones y/u obligaciones negociables, con ciertas excepciones, están obligadas a preparar sus estados financieros de acuerdo con la RT N° 26 (y modificatorias) de la FACPCE, que dispone la adopción de las Normas de Contabilidad NIIF emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB, por su sigla en inglés), mientras que otras entidades tendrán la opción de utilizar las Normas de Contabilidad NIIF o las Normas de Contabilidad NIIF para las PyMES en reemplazo de las NCPA.1.2. Bases de presentaciónLos presentes estados financieros separados correspondientes al período de nueve meses finalizado el 30 de septiembre de 2026 han sido preparados de acuerdo con las Normas de Contabilidad NIIF.En la preparación de estos estados financieros separados la Sociedad ha aplicado las bases de presentación, las políticas contables materiales, y los juicios, estimaciones y supuestos contables significativos descriptos en los estados financieros consolidados condensados adjuntos, correspondientes al período de nueve meses finalizado el 30 de septiembre de 2026.- 8 -CENTRAL PUERTO SOCIEDAD ANÓNIMAFirmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106ANEXO CPARTICIPACIÓN EN SUBSIDIARIASAL 30 DE SEPTIEMBRE DE 2026 Y 31 DE DICIEMBRE DE 202531-12-2025 Denominación y características de los valores y entes emisores Clase Valor nominal Cantidad Valor de costo Valor de cotización Valor patrimonial proporcional Participación en los resultados de subsidiarias Valor registrado Valor registrado ARS 000 ARS 000 ARS 000 ARS 000 ARS 000 INVERSIÓN EN SUBSIDIARIAS Proener S.A.U. 1 voto 1 207.208.023.541 207.208.024 No cotiza 1.034.069.118 143.582.533 1.034.069.118 788.727.040 Vientos La Genoveva S.A.U. 1 voto 1 1.661.998.361 1.661.998 No cotiza 146.238.800 4.267.321 146.238.800 72.910.757 Puerto Energías Renovables S.A.U. (1) 1 voto 1 66.630.956.734 66.630.957 No cotiza 265.707.101 29.130.951 265.707.101 226.908.537 CP Achiras S.A.U. 1 voto 1 6.878.716.650 6.878.717 No cotiza 55.702.723 1.486.660 55.702.723 19.423.437 CP La Castellana S.A.U. 1 voto 1 25.483.452.176 25.483.452 No cotiza 116.341.764 6.134.748 116.341.764 44.064.806 CP Cordillera Solar S.A. 1 voto 1 80.281.161.506 80.281.162 No cotiza 115.043.212 9.884.772 115.043.212 100.859.891 CP Servicios Renovables S.A. 1 voto 1 625.001 625 No cotiza (1.557.959) 1.005.771 (1.557.959) (2.458.922) Puerto Energía S.A.U. 1 voto 1 120.200.000 120.200 No cotiza 2.463.608 1.826.468 2.463.608 611.145 PS Cafayate S.R.L. 1 voto 10 39.703.764.798 39.703.765 No cotiza 65.821.113 5.527.948 65.821.113 57.827.670 Central Vuelta de Obligado S.A. 1 voto 1 280.950 281 No cotiza 1.351.647 268.509 1.351.647 4.182.716 Patagonia Energy & Resources Limited 1 voto 1 64.000 124.928 No cotiza 70.021.686 (5.890.511) 70.021.686 - Piedra del Aguila Hidroeléctrica Argentina S.A. 1 voto 1 338.590.000.000 338.590.000 No cotiza 429.854.086 58.189.086 429.854.086 - 255.414.256 2.301.056.899 1.313.057.077 Denominación y características de los valores y entes emisores Fecha Capital (Pérdidas) Ganancias Patrimonio % de participación directa e indirecta sobre el capital social ARS 000 ARS 000 ARS 000 INVERSIÓN EN SUBSIDIARIAS Proener S.A.U. 30.09.2026 207.208.024 145.043.404 1.035.375.255 100,00% Vientos La Genoveva S.A.U. 30.09.2026 113.921.708 4.649.605 141.841.017 100,00% Puerto Energías Renovables S.A.U. 30.09.2026 66.630.957 29.325.127 265.291.443 100,00% CP Achiras S.A.U. 30.09.2026 53.051.646 1.486.660 55.610.186 100,00% CP La Castellana S.A.U. 30.09.2026 91.255.636 6.134.748 116.341.764 100,00% CP Cordillera Solar S.A. 30.09.2026 80.281.162 9.884.772 115.043.212 100,00% CP Servicios Renovables S.A. 30.09.2026 625 (1.005.771) (1.557.959) 100,00% Puerto Energía S.A.U. 30.09.2026 120.200 1.826.468 2.463.608 100,00% PS Cafayate S.R.L. 30.09.2026 39.703.765 5.527.948 65.821.113 100,00% Central Vuelta de Obligado S.A. 30.09.2026 500 621.970 2.419.615 55,89% Patagonia Energy & Resources Limited 30.09.2026 124.928 (7.337.729) 87.512.696 100,00% Piedra del Aguila Hidroeléctrica Argentina S.A. 30.09.2026 360.090.000 58.152.678 431.280.066 100,00% 30-09-2026 Última información contable disponible- 1 - CENTRAL PUERTO SOCIEDAD ANÓNIMA RESEÑA INFORMATIVA POR LOS EJERCICIOS finalizados el 30 de septiembre de 2026, 2025 y 2024 1. Comentarios generales Durante los primeros nueve meses del ejercicio 2026 la Sociedad registró una ganancia operativa de $ 517.609 millones, mientras que en el mismo período del año 2025 dicho resultado fue una ganancia de $ 312.307 millones. Como principales causas de esta variación podemos mencionar: a) los mayores ingresos por ventas al mercado spot por aplicación de la Res. 400/2025, b) mayores ventas por contratos y c) mayores ingresos de la actividad forestal. Estos efectos se vieron compensados parcialmente por: a) el mayor costo de ventas principalmente por la compra de combustible, b) mayores gastos de operación principalmente por incremento de depreciaciones de propiedades, planta y equipos, c) mayores gastos de mantenimiento y d) el menor resultado positivo por diferencia de cambio netas. La ganancia operativa mencionada anteriormente se ve levemente disminuida por los resultados no operativos, siendo mayor a la registrada en los primeros nueve meses del ejercicio del año 2025. Las principales causas de este incremento son: a) el menor resultado negativo por la exposición al cambio de poder adquisitivo de la moneda y b) el menor resultado negativo por diferencia de cambio. Estos efectos se vieron compensados por el menor resultado positivo por inversiones en entidades y tenencia de activos financieros, el mayor resultado negativo por intereses de préstamos y el menor resultado positivo por participación en los resultados de asociadas. Como consecuencia de lo anterior, se registró una ganancia neta antes de impuesto para los primeros nueve meses del ejercicio 2026 de $ 516.431 millones, mientras que en el mismo período del 2025 fue una ganancia de $ 335.177 millones. En resumen, las principales causas del aumento de la ganancia neta del período fueron: los mayores ingresos por ventas al mercado spot por aplicación de la Res. 400/2025, mayores ventas por contratos, el menor resultado negativo por la exposición al cambio de poder adquisitivo de la moneda y el menor resultado negativo por diferencia de cambio. Estos resultados se vieron compensados parcialmente por el mayor costo de ventas principalmente por la compra de combustible, el menor resultado positivo por tenencia de activos financieros y el mayor resultado negativo por intereses de préstamos. La ganancia neta de los primeros nueve meses del ejercicio 2026 fue equivalente a $ 299,37 por acción comparado con una ganancia neta de $ 215,33 por acción para el mismo período del ejercicio 2025. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente - 2 -CENTRAL PUERTO SOCIEDAD ANÓNIMAFirmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 1062. Información contable resumidaSegún lo dispuesto por el artículo 4° del Capítulo III del Título IV de las Normas de la CNV (N.T. 2013 y mod.), se exponen los saldos comparativos correspondientes hasta los últimos tres períodos. La información comparativa correspondiente a los períodos finalizados el 30 de septiembre de 2025 y el 30 de septiembre de 2024 se expone tal como fue incluida en los estados financieros correspondientes a los períodos finalizados el 30 de septiembre de 2025 y 2024. Por lo tanto, dicha información financiera comparativa está expresada en moneda de poder adquisitivo de dichas fechas. Esta circunstancia, junto con el cambio de moneda funcional a partir del 1° de enero de 2026, limitan la comparabilidad de los saldos al 30 de septiembre de 2026 con los respectivos saldos al 30 de septiembre de 2025 y 2024.2.1. Estructura patrimonial comparativaal 30 de septiembre de 2026, 2025 y 2024 (cifras expresadas en miles de pesos)30-09-2026 30-09-2025 30-09-2024 ARS 000 ARS 000 ARS 000 ACTIVOS Activo no corriente 3.714.084.753 2.702.365.803 2.062.276.827 Activo corriente 1.280.872.882 953.142.375 510.148.696 Total activo 4.994.957.635 3.655.508.178 2.572.425.523 PASIVOS Pasivo no corriente 1.109.677.915 548.248.438 525.255.343 Pasivo corriente 788.260.506 678.996.956 239.737.856 Total pasivo 1.897.938.421 1.227.245.394 764.993.199 PATRIMONIO 3.097.019.214 2.428.262.784 1.807.432.324 Total pasivo y patrimonio 4.994.957.635 3.655.508.178 2.572.425.523- 3 -CENTRAL PUERTO SOCIEDAD ANÓNIMAFirmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 1062.2. Estructura de resultados comparativoPor los períodos de nueve meses finalizados el 30 de septiembre de 2026, 2025 y 2024 (cifras expresadas en miles de pesos)30-09-2026 30-09-2025 30-09-2024 ARS 000 ARS 000 ARS 000 Ingresos de actividades ordinarias 1.790.890.459 783.613.662 523.031.435 Costo de ventas (1.206.963.053) (485.807.018) (309.807.665) Ganancia bruta 583.927.406 297.806.644 213.223.770 Gastos de administración y comercialización (103.200.340) (68.188.840) (46.962.188) Ganancia operativa antes de otros gastos e ingresos operativos 480.727.066 229.617.804 166.261.582 Otros ingresos operativos, netos 36.882.130 82.689.087 52.543.596 Ganancia operativa 517.609.196 312.306.891 218.805.178 Resultado por exposición al cambio del poder adquisitivo de la moneda (1.737.279) (24.199.717) (10.854.058) Costos financieros, netos (55.579.272) (96.663.030) (61.133.828) Participación en los resultados netos de asociadas (2.303.363) 55.279.768 11.026.131 Resultado por inversiones en entidades medidas a valor razonable 58.441.530 88.453.045 2.773.011 Ganancia antes del impuesto a las ganancias 516.430.812 335.176.957 160.616.434 Impuesto a las ganancias del período (44.548.281) (8.520.528) (77.566.130) Ganancia neta del período 471.882.531 326.656.429 83.050.304 Otro resultado integral neto del período 242.149.381 - 1.084.763 Resultado integral total neto del período 714.031.912 326.656.429 84.135.067- 4 -CENTRAL PUERTO SOCIEDAD ANÓNIMAFirmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 1063. Estructura de flujo de efectivo comparativaPor los períodos de nueve meses finalizados el 30 de septiembre de 2026, 2025 y 2024 (Cifras expresadas en miles de pesos)30-09-2026 30-09-2025 30-09-2024 ARS 000 ARS 000 ARS 000 Flujo neto de efectivo procedente de las actividades de operación 449.089.064 218.203.942 178.972.525 Flujo neto de efectivo utilizado en las actividades de inversión (414.829.181) (243.948.431) (115.676.498) Flujo neto de efectivo procedente de (utilizado en) las actividades de financiación 179.757.178 73.947.921 (75.358.384) Aumento (Disminución) del efectivo y colocaciones a corto plazo 214.017.061 48.203.432 (12.062.357) Diferencia de cambio, efecto de conversión y otros resultados financieros (10.505.363) 14.004.175 (8.352.165) Efectivo y colocaciones a corto plazo al 1° de enero 37.680.683 4.686.436 27.153.947 Efectivo y colocaciones a corto plazo al 30 de septiembre 241.192.381 66.894.043 6.739.4254. Datos estadísticos comparativos(no cubierto por el informe de los auditores independientes)Unidad 30-09-2026 30-09-2025 30-09-2024 Volumen de ventas GWH 15.239 14.722 16.310 Volumen de compras GWH - 96 68 Producción neta GWH 15.239 14.626 16.2425. Índices financieros30-09-2026 30-09-2025 30-09-2024 Liquidez (Activo corriente / Pasivo corriente) 1,62 1,40 2,13 Solvencia (Patrimonio / Total Pasivo) 1,63 1,98 2,36 Endeudamiento (Pasivo total / Patrimonio) 0,61 0,51 0,42 Inmovilización del capital (Activo no corriente / Total activo) 0,74 0,74 0,80 Rentabilidad (Resultado / Patrimonio promedio) 0,17 0,14 0,05- 5 - CENTRAL PUERTO SOCIEDAD ANÓNIMA 6. Perspectivas para el presente ejercicio (no cubierto por el informe de los auditores independientes) A futuro, la Compañía se focalizará en continuar la mejora de su eficiencia, no sólo en lo que respecta al manejo de las unidades de generación, sino también en la administración de sus recursos, de manera de continuar posicionándose como una de las empresas líderes del sector eléctrico en Argentina. En este sentido, con fecha 1º de septiembre 2025, fueron adjudicados dos proyectos de sistemas de almacenamiento de energía eléctrica en baterías (un proyecto de 150 MW en la central Nuevo Puerto y otro proyecto de 55 MW en la central Costanera). Las obras para la construcción de ambos proyectos han comenzado en el presente ejercicio y se estiman estar finalizadas para el último trimestre del año 2026. Estos proyectos se suman a la generación adicional proveniente de las obras y adquisiciones completadas durante 2025 (parques solares San Carlos y Cafayate y cierre de ciclo combinado de la central Brigadier López) que aportaron en conjunto 235 MW. De esta forma la Compañía continuará concentrándose en la expansión de su capacidad de generación eléctrica consolidándose de esta forma como una de las empresas líderes del sector energético en Argentina. Firmado a efectos de su identificación con nuestro informe de fecha 06-11-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN Por Comisión Fiscalizadora PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 OSVALDO RECA Presidente Tel: (54-11) 4318-1600/4311-6644 Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina Fax: (54-11) 4510-2220 ey.com INFORME SOBRE REVISIÓN DE ESTADOS FINANCIEROS CONSOLIDADOS CONDENSADOS DE PERÍODO INTERMEDIO A los Señores Directores de CENTRAL PUERTO S.A.: Domicilio legal: Av. Edison 2701, Ciudad Autónoma de Buenos Aires C.U.I.T.: 33-65030549-9 I. Informe sobre los estados financieros Introducción 1. Hemos revisado los estados financieros consolidados condensados de período intermedio adjuntos de Central Puerto S.A. (la “Sociedad”) y sus sociedades controladas, que comprenden: (a) el estado consolidado de situación financiera al 30 de septiembre de 2026, (b) los estados consolidados del resultado y del resultado integral por los períodos de nueve y tres meses finalizados el 30 de septiembre de 2026, y los estados consolidados de cambios en el patrimonio y de flujos de efectivo por el período de nueve meses finalizados en esa misma fecha, y (c) notas explicativas seleccionadas. Responsabilidad de la Dirección en relación con los estados financieros 2. La Dirección es responsable por la preparación y presentación de los estados financieros consolidados de conformidad con las Normas de Contabilidad NIIF (Normas Internacionales de Información Financiera), adoptadas por la Federación Argentina de Consejos Profesionales de Ciencias Económicas como normas contables profesionales e incorporadas por la Comisión Nacional de Valores (CNV) a su normativa, tal como fueron emitidas por el IASB (International Accounting Standards Board) y, por lo tanto, es responsable por la preparación y presentación de los estados financieros mencionados en el párrafo 1 de acuerdo con la Norma Internacional de Contabilidad 34 “Información Financiera Intermedia” (NIC 34). La Dirección es también responsable del control interno que considere necesario para permitir la preparación de información financiera consolidada de períodos intermedios libre de distorsiones significativas, ya sea debido a errores o irregularidades. Responsabilidad del auditor 3. Nuestra responsabilidad es expresar una conclusión sobre los estados financieros mencionados en el párrafo 1 basada en nuestra revisión, la cual fue realizada de conformidad con la Norma Internacional sobre Encargos de Revisión 2410 “Revisión de información financiera de periodos intermedios realizada por el auditor independiente de la entidad”, emitida por el Consejo de Normas Internacionales de Auditoría y Aseguramiento (“IAASB” por sus siglas en inglés). Dicha norma requiere que el auditor cumpla con los requisitos éticos pertinentes a la auditoría de los estados financieros anuales de la Sociedad. Una revisión de información financiera de períodos intermedios consiste en realizar indagaciones, principalmente a las personas responsables de las cuestiones contables y financieras, y aplicar procedimientos analíticos y otros procedimientos de revisión. El alcance de una revisión es sustancialmente menor que el de una auditoría realizada de acuerdo con las Normas Internacionales de Auditoría, y, por consiguiente, no nos permite obtener seguridad de que tomaremos conocimiento de todas las cuestiones significativas que podrían identificarse en una auditoría. Por lo tanto, no expresamos una opinión de auditoría. -2 Conclusión 4. Sobre la base de nuestra revisión, nada llamó nuestra atención que nos hiciera pensar que los estados financieros mencionados en el párrafo 1 no están preparados, en todos sus aspectos significativos, de conformidad con la NIC 34. II. Informe sobre otros requerimientos legales y regulatorios En cumplimiento de disposiciones vigentes informamos que: (a) Los estados financieros mencionados en el párrafo 1. se encuentran transcriptos en el libro Inventarios y Balances de Central Puerto S.A. y, sobre la base de nuestra revisión, nada llamó nuestra atención que nos hiciera pensar que dichos estados financieros no están preparados, en todos sus aspectos significativos, de conformidad con las normas pertinentes de la Ley General de Sociedades y de la CNV. (b) Los estados financieros separados condensados de período intermedio de Central Puerto S.A. al 30 de septiembre de 2026 surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes y de acuerdo con las condiciones establecidas en la Resolución Nº 3070/EMI de la CNV de fecha 11 de septiembre de 1999. (c) La información contenida en los puntos 2, 3 y 5 de la “Reseña Informativa por los períodos intermedios finalizados el 30 de septiembre de 2026, 2025, y 2024”, presentada por Central Puerto S.A. juntamente con los estados financieros para cumplimentar las normas de la CNV, surge de los correspondientes estados financieros consolidados condensados de período intermedio de Central Puerto S.A. y sus sociedades controladas al 30 de septiembre de 2026 adjuntos y al 30 de septiembre de 2025 y 2024, que no se incluyen en el documento adjunto y sobre los cuales emitimos nuestros informes de revisión de fechas 7 de agosto de 2025 y 8 de agosto de 2024, respectivamente, a los cuales nos remitimos y que deben ser leídos juntamente con este informe. (d) Al 30 de septiembre de 2026, la deuda devengada en concepto de aportes y contribuciones previsionales con destino al Sistema Integrado Previsional Argentino, que surge de los registros contables de Central Puerto S.A., asciende a $ 1.128.656.389 no siendo exigible a esa fecha. Ciudad Autónoma de Buenos Aires 6 de noviembre de 2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. T° 1 - F° 13 PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 Tel: (54-11) 4318-1600/4311-6644 Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina Fax: (54-11) 4510-2220 ey.com INFORME SOBRE REVISIÓN DE ESTADOS FINANCIEROS SEPARADOS CONDENSADOS DE PERÍODO INTERMEDIO A los Señores Directores de CENTRAL PUERTO S.A.: Domicilio legal: Av. Edison 2701, Ciudad Autónoma de Buenos Aires C.U.I.T.: 33-65030549-9 I. Informe sobre los estados financieros Introducción 1. Hemos revisado los estados financieros separados condensados de período intermedio adjuntos de Central Puerto S.A. (“la Sociedad”), que comprenden: (a) el estado separado de situación financiera al 30 de septiembre de 2026, (b) los estados separados del resultado y del resultado integral por los períodos de nueve y tres meses finalizados el 30 de septiembre de 2026, y los estados separados de cambios en el patrimonio y de flujos de efectivo por el período de nueve meses finalizados en esa fecha, y (c) notas explicativas seleccionadas. Responsabilidad de la Dirección en relación con los estados financieros 2. La Dirección es responsable por la preparación y presentación de los estados financieros de conformidad con las Normas de Contabilidad NIIF (Normas Internacionales de Información Financiera), adoptadas por la Federación Argentina de Consejos Profesionales de Ciencias Económicas como normas contables profesionales e incorporadas por la Comisión Nacional de Valores (CNV) a su normativa, tal como fueron emitidas por el IASB (International Accounting Standards Board) y, por lo tanto, es responsable por la preparación y presentación de los estados financieros mencionados en el párrafo 1 de acuerdo con la Norma Internacional de Contabilidad 34 “Información Financiera Intermedia” (NIC 34). La Dirección es también responsable del control interno que considere necesario para permitir la preparación de información financiera de períodos intermedios libre de distorsiones significativas, ya sea debido a errores o irregularidades. Responsabilidad del auditor 3. Nuestra responsabilidad es expresar una conclusión sobre los estados financieros mencionados en el párrafo 1 basada en nuestra revisión, la cual fue realizada de conformidad con la Norma Internacional sobre Encargos de Revisión 2410 “Revisión de información financiera de periodos intermedios realizada por el auditor independiente de la entidad”, emitida por el Consejo de Normas Internacionales de Auditoría y Aseguramiento (“IAASB” por sus siglas en inglés). Dicha norma requiere que el auditor cumpla con los requisitos éticos pertinentes a la auditoría de los estados financieros anuales de la Sociedad. Una revisión de información financiera de períodos intermedios consiste en realizar indagaciones, principalmente a las personas responsables de las cuestiones contables y financieras, y aplicar procedimientos analíticos y otros procedimientos de revisión. El alcance de una revisión es sustancialmente menor que el de una auditoría realizada de acuerdo con las Normas Internacionales de Auditoría, y, por consiguiente, no nos permite obtener seguridad de que tomaremos conocimiento de todas las cuestiones significativas que podrían identificarse en una auditoría. Por lo tanto, no expresamos una opinión de auditoría. -2 Conclusión 4. II. Sobre la base de nuestra revisión, nada llamó nuestra atención que nos hiciera pensar que los estados financieros mencionados en el párrafo 1 no están preparados, en todos sus aspectos significativos, de conformidad con la NIC 34. Informe sobre otros requerimientos legales y regulatorios En cumplimiento de disposiciones vigentes informamos que: (a) Sobre la base de nuestra revisión, nada llamó nuestra atención que nos hiciera pensar que los estados financieros mencionados en el párrafo 1 no están preparados, en todos sus aspectos significativos, de conformidad con las normas pertinentes de la Ley General de Sociedades y de la CNV. (b) Los estados financieros mencionados en el párrafo 1 se encuentran transcriptos en el libro Inventarios y Balances y surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes y de acuerdo con las condiciones establecidas en la Resolución Nº 3070/EMI de la CNV de fecha 11 de septiembre de 1999. (c) Al 30 de septiembre de 2026, la deuda devengada en concepto de aportes y contribuciones previsionales con destino al Sistema Integrado Previsional Argentino, que surge de los registros contables de Central Puerto S.A., asciende a $ 1.128.656.389 no siendo exigible a esa fecha. Ciudad Autónoma de Buenos Aires 6 de noviembre de 2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. T° 1 - F° 13 PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 INFORME DE LA COMISIÓN FISCALIZADORA A los Señores Accionistas de CENTRAL PUERTO S.A. Introducción 1. De acuerdo con lo dispuesto por el inciso 5º del Artículo 294 de la Ley General de Sociedades Nº 19.550 y sus modificatorias (la “Ley General de Sociedades”) y el Reglamento del Listado de Bolsas y Mercados Argentinos S.A. para la “Autorización, Suspensión, Retiro y Cancelación de la Cotización de Títulos Valores” (el “Reglamento de Cotización de BYMA”), hemos examinado los estados financieros separados y consolidados adjuntos de CENTRAL PUERTO S.A. y sus sociedades controladas que comprenden: (a) los estados separados y consolidados de situación financiera al 30 de septiembre de 2026, (b) los estados separados y consolidados de resultados y del resultado integral por el período de nueve meses finalizado el 30 de septiembre de 2026, y los estados separados y consolidados de cambios en el patrimonio al 30 de septiembre de 2026 y los estados separados y consolidados de flujos de efectivo por el período de nueve meses finalizado el 30 de septiembre de 2026, y (c) un resumen de las principales políticas contables y otra información explicativa. Los documentos citados son responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Alcance del trabajo 2. Nuestro trabajo consistió en verificar la congruencia de la información significativa contenida en dichos estados con la información de las decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la ley y a los estatutos, en lo relativo a sus aspectos formales y documentales. Para la realización de dicho trabajo hemos tenido en cuenta los informes de los auditores independientes del auditor externo Pablo Decundo, socio de la firma Pistrelli, Henry Martin y Asociados S.A. de fecha 6 de noviembre de 2026, emitidos de acuerdo con la Norma Internacional sobre Encargos de Revisión 2410 “Revisión de información financiera de periodos intermedios realizada por el auditor independiente de la entidad”, emitida por el Consejo de Normas Internacionales de Auditoría y Aseguramiento (“IAASB” por sus siglas en inglés). No hemos efectuado ningún control de gestión y, por lo tanto, no hemos evaluado los criterios y decisiones empresarias de administración, financiación, comercialización y producción, dado que estas cuestiones son de responsabilidad exclusiva del Directorio. Por lo tanto, nuestra responsabilidad se limita a expresar una manifestación sobre dichos documentos y no se extiende a hechos, actos, omisiones o circunstancias que no resultan de nuestro conocimiento o que no pudieran determinarse a partir del examen de la información recibida por esta Comisión Fiscalizadora en el ejercicio de sus funciones. Consideramos que nuestro trabajo y los informes del auditor externo nos brindan una base razonable para fundamentar nuestro informe. - 2 - 3. Basados en nuestra revisión y en los informes de fecha 6 de noviembre de 2026 que emitió el contador Pablo Decundo, como socio de la firma Pistrelli, Henry Martin y Asociados S.A., mencionados en el párrafo 1, nada ha llamado nuestra atención que nos hiciera pensar que los estados financieros condensados de período intermedio mencionados en el párrafo 1, no están preparados, en todos sus aspectos significativos, de conformidad con las normas pertinentes de la Ley General de Sociedades y de la Comisión Nacional de Valores y con la NIC 34. Informe sobre otros requerimientos legales y regulatorios 4. En cumplimiento de las disposiciones vigentes, informamos que: a) Los estados financieros separados y consolidados indicados en el párrafo 1 surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes. b) Los estados financieros separados y consolidados indicados en el párrafo 1 se encuentran asentados en el libro Inventarios y Balances y cumplen, en lo que es materia de nuestra competencia, con lo dispuesto en la Ley General de Sociedades y en las resoluciones pertinentes de la Comisión Nacional de Valores. c) Hemos leído la “Reseña Informativa por los períodos de nueve meses finalizados el 30 de septiembre de 2026, 2025 y 2024” sobre la cual, en lo que es materia de nuestra competencia, no tenemos ninguna observación que formular. d) Se deja expresa constancia que se ha dado cumplimiento a las disposiciones del Art. 294 de la Ley General de Sociedades que se consideraron necesarias de acuerdo con las circunstancias, a fin de verificar el grado de cumplimiento por parte de los órganos sociales de la Ley General de Sociedad, Estatuto y resoluciones asamblearias, no surgiendo observaciones que formular. Ciudad Autónoma de Buenos Aires, 6 de noviembre de 2026 Por Comisión Fiscalizadora CÉSAR HALLADJIAN Síndico Ciudad Autónoma de Buenos Aires, 06 de noviembre de 2026 Legalizamos de acuerdo con las facultades otorgadas a este CONSEJO PROFESIONAL por las leyes 466 (Art. 2, Inc. D y J) y 20488 (Art. 21, Inc. I) la actuación profesional con los datos que a continuación se detallan: Fecha de intervención: 06/11/2026 Referida a: E.E.C.C. - Períodos Intermedios - Intermedio Consolidado Perteneciente a: CENTRAL PUERTO S.A. CUIT: 33-65030549-9 Fecha de Cierre: 30/09/2026 Monto total del Activo: $4.994.957.635.000,00 Intervenida por: Dr. PABLO GABRIEL DECUNDO Sobre la misma se han efectuado los controles de matrícula vigente y control formal de dicha actuación profesional de conformidad con lo previsto en la Res. C. D. 34/24, no implicando estos controles la emisión de un juicio técnico sobre la actuación profesional. Datos del Matriculado Dr. PABLO GABRIEL DECUNDO Contador Público ( Universidad de Buenos Aires ) CPCECABA T° 286 F° 106 Firma en carácter de socio PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. T° 1 F° 13 SOCIO 704902 udxfppwz Ciudad Autónoma de Buenos Aires, 11 de noviembre de 2026 Legalizamos de acuerdo con las facultades otorgadas a este CONSEJO PROFESIONAL por las leyes 466 (Art. 2, Inc. D y J) y 20488 (Art. 21, Inc. I) la actuación profesional con los datos que a continuación se detallan: Fecha de intervención: 06/11/2026 Referida a: E.E.C.C. - Períodos Intermedios - Intermedio Individual Perteneciente a: CENTRAL PUERTO S.A. CUIT: 33-65030549-9 Fecha de Cierre: 30/09/2026 Monto total del Activo: $4.497.137.398.000,00 Intervenida por: Dr. PABLO GABRIEL DECUNDO Sobre la misma se han efectuado los controles de matrícula vigente y control formal de dicha actuación profesional de conformidad con lo previsto en la Res. C. D. 34/24, no implicando estos controles la emisión de un juicio técnico sobre la actuación profesional. Datos del Matriculado Dr. PABLO GABRIEL DECUNDO Contador Público ( Universidad de Buenos Aires ) CPCECABA T° 286 F° 106 Firma en carácter de socio PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. T° 1 F° 13 SOCIO 705941 mecitagu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 11, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact